Filed Pursuant to Rule 253(g)(2)

File No. 024-11419

Explanatory Note: The following offering circular supplement number one is being provided to include additional information about the company’s lease for its second manufacturing facility, as well as provide updated business information.

OFFERING CIRCULAR DATED JULY 7, 2022

BOXABL INC.

5345 E. N. Belt Road

North Las Vegas, NV 89115

UP TO 85,625,000 SHARES OF NON-VOTING SERIES A-2 PREFERRED STOCK AND UP TO 85,625,000 SHARES OF COMMON STOCK INTO WHICH THE NON-VOTING SERIES A-2 PREFERRED STOCK MAY CONVERT

AND

UP TO 12,658,227 SHARES OF NON-VOTING SERIES A-1 PREFERRED STOCK AND UP TO 12,658,227 SHARES OF COMMON STOCK INTO WHICH THE NON-VOTING SERIES A-1 PREFERRED STOCK MAY CONVERT

AND

UP TO 35,714,286 SHARES OF NON-VOTING SERIES A PREFERRED STOCK AND UP TO 35,714,286 SHARES OF COMMON STOCK INTO WHICH THE NON-VOTING SERIES A PREFERRED STOCK MAY CONVERT

AND

UP TO 6,250,000 SHARES OF COMMON STOCK SOLD BY A SELLING SECURITYHOLDER

MINIMUM INVESTMENT: $1000

The shares being sold in this offering include contractual restrictions on transfer. Pursuant to Article III of the Second Amended and Restated Stockholders Agreement, which will be adopted prior to any closing in this offering (the “Stockholders Agreement”), investors will not be allowed to transfer shares acquired in this offering, except under limited circumstance following approval of the Board of Directors of the Company. This means that investors will not be able to dispose of their shares on their own volition without satisfying the requirements of the Stockholders Agreement.

In any event of any voluntary or involuntary liquidation, dissolution or winding up of the company, after payment to all creditors of the company, the remaining assets of the company available for distribution to its stockholders will be distributed first among the holders of Non-Voting Series A-2, A-1 and Series A Preferred Stock together, and then to the holders of Common Stock.

SEE “SECURITIES BEING OFFERED” AT PAGE 36

Series A-2 Preferred Stock	Price to Public	Underwriting discount and commissions(1)	Proceeds to issuer(2)	Proceeds to other persons
Per share	$0.80	$0.056	$0.744	N/A
Total Minimum	$3,000,000	$180,000	$2,820,000	N/A
Total Maximum	$68,500,000	$4,110,000	$64,390,000	N/A

(1)    The company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. Dalmore will also act as Managing Broker for verification of reaching the minimum raise amount prior to release of funds from subscriptions for the Series A-2 Preferred Stock of the company. Dalmore will receive a 1% commission, in addition to the one-time set-up fee and consulting fee of $20,000 payable by the company to Dalmore.

In addition, we have engaged OpenDeal Broker LLC (“OpenDeal Broker”) to assist with processing of investments through the online investment platform at .co maintained for OpenDeal Broker’s benefit by its affiliates (the “Republic Platform”). OpenDeal Broker will perform substantially the same services as Dalmore, but only for those subscriptions received through Republic Platform. The Republic Platform will be used to communicate the offering to investors so they may purchase the securities in this offering through OpenDeal Broker. As compensation, the company will pay to OpenDeal Broker a commission equal to 5% of the amount raised through Republic for aggregate investments up to $1,000,000, and 4% of the amount raised over $1,000,000 OpenDeal Broker will also receive a securities commission equivalent to 1% of the dollar value of the securities issued to Investors through the Republic Platform at the time of closing. OpenDeal Broker will comply with Lock-Up Restriction required by FINRA Rule 5110(e)(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities commission for a period of 180 days beginning on the date of commencement of sales of the public equity offering with respect to the Securities Commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), OpenDeal Broker will not accept a securities commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the public offering; (b) has more than one demand registration right at the issuer's expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the public offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the public offering; (e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security.

Further, we have also engaged StartEngine Primary, LLC (“StartEngine Primary”) to act as its placement agent to assist in the placement of its securities in this offering. The company will pay a cash commission of 5% to StartEngine Primary on sales of its Series A-2 Preferred Stock through the online investment www.startengine.com maintained for StartEngine Primary’s benefit by its affiliates. In addition, Dalmore will receive a 1% commission for any sales made through StartEngine Primary. We are reflecting the aggregate commission of 6% in this table. StartEngine has waived any fees for out of pocket expenses incurred by StartEngine Primary. The final day that StartEngine Primary will participate as a placement agent in this Offering is September 15, 2022.

See “Plan of Distribution and Selling Security Holders” for details.

(2)   Not including legal and accounting expenses of this Offering, which are estimated at approximately $120,000 for a fully-subscribed offering, not including state filing fees.

Series A-1 Preferred Stock	Price to Public	Underwriting discount and commissions(1)	Proceeds to issuer(2)	Proceeds to other persons
Per share/unit	$0.079	$0.001	$0.078	N/A
Total Maximum	$1,000,000	$10,000	$990,000	N/A

(1)   Sales of Series A-1 Preferred Stock will only be conducted through Dalmore, which will perform administrative and technology related functions in connection with this offering, but not underwriting or placement agent services. Dalmore will receive a 1% commission on the sale of Series A-1 Preferred stock. Neither StartEngine Primary or OpenDeal Broker will be eligible for any commission on the Series A-1 Preferred Stock. See “Plan of Distribution and Selling Securityholders” for details.

(2)   Not including legal and accounting expenses of this Offering, which are identified in Footnote 2 to the table above.

Series A Preferred Stock	Price to Public	Underwriting discount and commissions(1)	Proceeds to issuer(2)	Proceeds to other persons
Per share/unit	$0.014	$0.0001	$0.014	N/A
Total Maximum	$500,000	$5,000	$495,000	N/A

(1)   Sales of Series A Preferred Stock will only be conducted through Dalmore, which will perform administrative and technology related functions in connection with this offering, but not underwriting or placement agent services. Dalmore will receive a 1% commission on the sale of the Series A Preferred Stock. Neither StartEngine Primary or OpenDeal Broker will be eligible for any commission on the Series A Preferred Stock. See “Plan of Distribution and Selling Securityholders” for details.

(2)   Not including legal and accounting expenses of this Offering, which are identified in Footnote 2 to the table above.

Common Stock(1)	Price to Public	Underwriting discount and commissions(2)	Proceeds to issuer(3)	Proceeds to other persons
Per share/unit	$0.80	$0.008	N/A	$0.792
Total Maximum	$5,000,000	$50,000	N/A	$4,950,000

(1)   Shares of Common Stock will be sold by a selling securityholder of the company only after the company has received aggregate gross revenues of $15,000,000 from sales of its Series A-2, Series A-1, and Series A Preferred Stock. At that time, investors will be presented with an option to purchase the Series A-2 Preferred Stock or Common Stock through the online investment platform located at invest.boxabl.com. See “Plan of Distribution and Selling Securityholders” for more information.

(2)   Sales of Common Stock will only be conducted through Dalmore, which will perform administrative and technology related functions in connection with this offering, but not underwriting or placement agent services. Dalmore will receive a 1% commission on the sale of Common Stock. Neither StartEngine Primary or OpenDeal Broker will be eligible for any commission on the sales of Common Stock. See “Plan of Distribution and Selling Securityholders” for details.

(3)   Not including legal and accounting expenses of this Offering, which are identified in Footnote 2 to the table above.

We have engaged Prime Trust, LLC as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors. We may hold a series of closings at which we receive the funds from the Escrow Agent and issue the shares to investors. This Offering will terminate at the earlier of (i) the date at which the maximum offering amount has been sold; (ii) three years from the date of qualification of this Offering Statement or (iii) the date at which the Offering is earlier terminated by the company at its sole discretion. However, if a new offering statement is filed with the United States Securities and Exchange Commission (the “Commission”) prior to the termination of this Offering, this Offering may continue to be offered and sold until the earlier of the qualification of the new offering statement or three years and 180 days from the date of qualification of this Offering Statement. At least every 12 months after this Offering has been qualified by the Commission, the company will file a post-qualification amendment to include its recent financial statements. The Offering is being conducted on a best-efforts basis with a minimum raise of $3,000,000 for the Series A-2 Preferred Stock (the “Minimum Target”). There is no minimum associated with the Series A-1 and Series A Preferred Stock. Provided the company reaches the Minimum Target, as verified with the Escrow Agent by Dalmore, we may undertake one or more closings on a rolling basis, if we do so, we anticipate after the initial closing to hold closing at least on a monthly basis. After each closing, funds tendered by investors will be available to the Company. After the initial closing of the Offering, we expect to hold closings on at least a monthly basis.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 7.

Sales of these securities commenced on approximately April 1, 2022

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary — Implications of Being an Emerging Growth Company.”

In this Offering Circular, the term “Boxabl” or “the company” refers to Boxabl, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT.  WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.  INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.  THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUMMARY

The Company

Boxabl is on a mission to bring building construction in line with modern manufacturing processes, creating a superior residential and commercial building that could be completed in half the time for half the cost of traditional construction.

The core product that we offer is the “Building Box", which consists of room modules that ship to site at a low cost and are stacked and connected to build most any shape and style of finished buildings. We are currently evaluating market demand, but anticipate that available dimensions will be 20x20 ft., 20x30 ft., 20x40 ft., and 20x60 ft. Our first product available for sale is our Casita Box, an accessory dwelling unit featuring a full-size kitchen, bathroom, and living area.

The Offering

Securities offered by us:

Maximum of 85,625,000 shares of Non-Voting Series A-2 Preferred Stock and 85,625,000 shares of Common Stock into which the Non-Voting Series A-2 Preferred Stock may convert.

Maximum of 12,658,227 shares of Non-Voting Series A-1 Preferred Stock and 12,658,227 shares of Common Stock into which the Non-Voting Series A-1 Preferred Stock may convert.

Maximum of 35,714,286 shares of Non-Voting Series A Preferred Stock and 35,714,286 shares of Common Stock into which the Non-Voting Series A Preferred Stock may convert.

Securities offered by the selling securityholder:	Maximum of 6,250,000 shares of Common Stock.
Securities outstanding before the offering as of November 23, 2021*:
Common Stock:	3,000,000,000 shares
Series A-2 Preferred Stock:	7,290,700 shares
Series A-1 Preferred Stock:	67,576,080 shares (1)
Series A Preferred Stock:	187,803,030 shares

Series A-2 Preferred Stock outstanding after the offering (assuming a fully subscribed offering):	92,915,700
Series A-1 Preferred Stock outstanding after the offering (assuming a fully subscribed offering):	604,826,628 (2)
Series A Preferred Stock outstanding after the offering (assuming a fully subscribed offering):	223,517,316
Common Stock outstanding after the offering:	3,000,000,000

* Share numbers reflect the 10-for-1 forward stock split effected by the company on November 23, 2021.

(1) Reflect shares sold as part of the company’s offering of securities under Regulation Crowdfunding through the StartEngine funding portal at a pre-10-for-1 forward split price of $0.71 per share.

(2) Includes 524,592,321 shares of Series A-1 Preferred Stock to be issued upon the mandatory conversion of convertible notes issued by the company, with $31,390,208 of such notes outstanding as of February 8, 2022.

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●We have a limited operating history with a history of losses and we may not achieve or maintain profitability in the future.

●If we cannot raise sufficient funds, we will not succeed.

●Our future success is dependent on the continued service of our senior management and in particular our Founder and Chief Executive Officer Paolo Tiramani.

●We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results.

●Decreased demand in the housing industry would adversely affect our business.

●If we do not protect our brand and reputation for quality and reliability, or if consumers associate negative impressions of our brand, our business will be adversely affected.

●We depend upon our patents and trademarks licensed from a related party. Any failure to protect those intellectual property rights, or any claims that our technology infringes upon the rights of others may adversely affect our competitive position and brand equity.

●Additional engineering is required for our manufacturing facility to begin production as the scale necessary to make the business viable.

●We have accepted deposits for a product we are not yet able to produce at scale.

●We will rely on third-party builders to construct our Boxes on site as well as we intend to rely on third-party franchisees. The failure of those builders to properly construct homes and franchisee manufacturers to properly manufacture Boxes could damage our reputation, result in costly litigation and materially impact our ability to succeed.

●If an unknown defect was detected in our Boxes or Box designs, our business would suffer and we may not be able to stay in business.

●The housing industry is highly competitive and many of our competitors have greater financial resources than we do.  Increased competition may make it difficult for us to operate and grow our business.

●Government regulations may cause project delay, increase our expenses, or increase the costs to our customers which could have a negative impact on our operations.

●Increases in the cost of raw materials, or supply disruptions, could have a material adverse effect on our business.

●You will not have significant influence on the management of the company.

●We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.

●Our Articles of Incorporation includes a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against our company.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act.  Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

•annual reports (including disclosure relating to our business operations for the preceding three fiscal years, or, if in existence for less than three years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

•semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

•current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

•will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to our Business

We have a limited operating history with a history of losses and we may not achieve or maintain profitability in the future. The company has operated at a loss since inception and historically relied on contributions from its owners to meet its growth needs. Further we have only recently begun to record revenue from the sale of Boxes, our sole intended product. We expect to make significant future investments in order to develop and expand our business, which we believe will result in additional capital expenses, marketing and general and administrative expenses that will require raising funds in this and other securities offerings to cover these additional costs until we are able to generate significant revenue.

If we cannot raise sufficient funds, we will not succeed. We are offering shares of our Non-Voting Series A-2 Preferred Stock to raise up to $68,500,000 in this Offering, plus up to $1,000,000 of our Non-Voting Series A-1 Preferred Stock, and $500,000 of our Non-Voting Series A Preferred Stock. Even if the maximum amount is raised, we are likely to need additional funds in the future in order to continue to grow, and if we cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, the company may not survive. If we raise a substantially lesser amount than our aggregate $70,000,000 goal of proceeds to the company, we will have to find other sources of funding for some of the plans outlined in “Plan of Operations”.

The company has realized significant operating losses to date and expects to incur losses in the future. The company has operated at a loss since inception, and these losses are likely to continue. Boxabl’s net loss for 2020, as reflected in its audited financial statements, was $1,162,792, and its net loss for 2019 was $707,547. As we increased activity in 2021, our net loss for the six-month period ended June 30, 2021 increased to $2,110,815. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

The company’s auditor has prepared its audit report on the basis of the company continuing to operate as a going concern. The company’s auditor has issued a “going concern” opinion on the company’s financial statements. The company incurred a net loss of $1,162,792 for year ended December 31, 2020, and has limited revenues, which creates substantial doubt about its ability to continue as a going concern.

Our future success is dependent on the continued service of our senior management and in particular our Founder and Chief Executive Officer Paolo Tiramani. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. This is particularly true of our Founder and Chief Executive Officer Paolo Tiramani, who designed and patented our core intellectual property. The experience, technical skills and commercial relationships of our key personnel provide us with a competitive advantage, particularly as we are building our brand recognition and reputation.

We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results. We have received substantial interest in our Casita Boxes and will strive to meet that demand. This will require significant scaling up of operations, including acquiring additional facilities space, and skilled labor. To date, we have limited experience manufacturing our products at a commercial scale. If we are unable to effectively manage our scaling up in operations, we could face unanticipated slowdowns and problems and costs that harm our ability to meet production demands.

Decreased demand in the housing industry would adversely affect our business. Demand for new housing construction is tied to the broader economy and factors outside the company’s control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we could experience a slower growth in demand for our Boxes.

If we do not protect our brand and reputation for quality and reliability, or if consumers associate negative impressions of our brand, our business will be adversely affected. As a new entrant in the highly competitive home construction market, our ability to successfully grow our business is highly dependent on the reputation we establish for quality and reliability. To date, we have built a positive reputation based on our demonstration products for trade shows and conferences. As we expand operations to selling Boxes, we will need to deliver on the quality and reliability that is expected of us. If potential customers create a negative association about our brand, whether warranted or not, our business could be harmed.

We depend upon our patents and trademarks licensed from a related party. Any failure to protect those intellectual property rights, or any claims that our technology infringes upon the rights of others may adversely affect our competitive position and brand equity. Our future success depends significantly on the intellectual property created by our founder and which is owned by a related entity, Build IP LLC. If Build IP LLC is unable to protect that intellectual property from infringement, or if it is found to infringe on others our business would be materially harmed as competitors could utilize our same building and shipping designs.

Additional engineering is required for our manufacturing facility to begin production as the scale necessary to make the business viable. A portion of the proceeds from this offering will be used to further outfit our initial manufacturing space, and second facility in the Las Vegas area for our Boxes and to refine the manufacturing process. Our business relies on being able to produce our Boxes at scale, which can only be done once we refined our manufacturing process for specialization of functions. If we are not able to refine our processes to achieve production at scale, our financial results may be negatively impacted.

We have accepted deposits for a product we are not yet able to produce at scale. As of the date of this offering circular, we have accepted deposits ranging for $100, $200, or $1,200 from approximately 4,000 prospective customers as of December 30, 2021. These deposits are being recorded as liabilities of the company and have not been maintained in a segregated account. As such, if the company is not able to deliver the requested product, we will be obligated to return the deposit, whether funds are available or not. If the prospective purchaser merely decides to not purchase a Box once they are available, they will forfeit their deposit.

Volatility in commodity prices and product shortages may adversely affect our gross margins. Volatility in commodity prices and product shortages may adversely affect our gross margins. Our Boxes contain commodity-priced materials. Commodity prices and supply levels affect our costs. For example, steel is a key material in our Casita. The price of steel will vary based on the level of supply in the market, and demand from other users. Any shortages could adversely affect our ability to produce our Boxes and significantly raise our cost of their production. Further, our ability to pass on such increases in costs in a timely manner depends on market conditions, and the inability to pass along cost increases could result in lower gross margins.

We will rely on third-party builders to construct our Boxes on site as well as we intend to rely on third-party franchisees. The failure of those builders to properly construct homes and franchisee manufacturers to properly manufacture Boxes could damage our reputation, result in costly litigation and materially impact our ability to succeed. We sell our Boxes to Boxabl trained and certified builders, who are then responsible for on-site building and assembly. Purchasers can also order directly from us, and they will need to engage their own builders. We may discover that builders are engaging in improper construction practices, negatively impacting the reliability of our Boxes.  Further, we not only intend to manufacturer the Boxes at our own factories but also to rely on third-party franchisees to manufacture our Boxes. To the extent that we do, we cannot be certain that any such franchisees will act in a manner consistent with our standards and requirements and produce Boxes in accordance with our quality standards. We may discover that our franchisees do not end up operating their franchises in accordance with our standards or applicable law.  The occurrence of such events by the builders or franchisees could result in liability to us, or reputational damage.

If an unknown defect was detected in our Boxes or Box designs, our business would suffer and we may not be able to stay in business. In the ordinary course of our business, we could be subject to home warranty and construction defect claims. Defect claims may arise a significant period of time after a building with our Boxes has been completed. Although we maintain general liability insurance that we believe is adequate and may be reimbursed for losses by subcontractors that we engage to assemble our homes, an increase in the number of warranty and construction defect claims could have a material adverse effect on our results of operations. Furthermore, any design defect in our components may require us to correct the defect in all of the projects sold up until that time.  Depending on the nature of the defect, we may not have the financial resources to do so and would not be able to stay in business.  Even a defect that is relatively minor could be extremely costly to correct in every home and could impair our ability to operate profitably.

The housing industry is highly competitive and many of our competitors have greater financial resources than we do. Increased competition may make it difficult for us to operate and grow our business. The housing industry is highly competitive and we compete with traditional custom builders, manufactured and modular home builders, and other innovative entrants. In addition, we compete with existing homes that are offered for sale, which can reduce the interest in new construction. Many of our competitors have significantly greater resources than we do, a greater ability to obtain financing and the ability to accept more risk than we can prudently manage. If we are unable to compete effectively in this environment, we may not be able to continue to operate our business or achieve and maintain profitability.

Government regulations may cause project delay, increase our expenses, or increase the costs to our customers which could have a negative impact on our operations. We are subject to state modular home building codes, and projects are subject to permitting processes at the local level.  If we encounter difficulties with obtaining state modular home approvals, we could experience increased costs in obtaining those approvals. Until state approvals are obtained, we would be limited in our ability to access that state market. Further, modular home codes may change over time, potentially increasing our costs, which we may not be able to pass on to customers, negatively impact our sales and profitability.

Increases in the cost of raw materials, or supply disruptions, could have a material adverse effect on our business. Our raw materials consist of steel, foams, and plastics, which primarily are sourced from, or dependent on materials sourced domestic vendors who may source their material from overseas. The costs of these materials may increase due to increased tariffs or shipping costs or reduced supply availability of these materials more generally.  Further, global or local natural disruptions, including the COVID-19 pandemic, may impact the supply chain, including limiting work in factories producing the materials into useable forms or impacts on the supply chain. Disruptions in supply could result in delays in our production line, delaying delivery of products. Further, we may not be able to pass through any increased material costs to our customers which could have a material adverse effect on our ability to achieve profitability. To the extent that we are able to pass through increased costs, it may lessen any competitive advantage that we have based on price.

The company has broad discretion in the use of proceeds in this Offering. The company has broad discretion on how to allocate the proceeds received as a result of this Offering and may use the proceeds in ways that differ from the proposed uses discussed in this offering circular. If the company fails to spend the proceeds effectively, its business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

Risks Related to the Offering and to the Securities being Offered

Any valuation at this stage is difficult to assess. The valuation for this offering was established by the company based on the best estimates of management, and is not based on historical financial results. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early stage companies, is difficult to assess and you may risk overpaying for your investment.

We include projections of future plans and performance in this offering circular. Projections rely on the occurrence of stated assumptions and should not assumptions not be correct or not occur, then the stated projections may be inaccurate. We include projected timelines in our “Plan of Operations” and include projected cost comparisons on our offering page. Those projections will only be achieved if the assumptions they are based on are correct. There are many reasons why the assumptions could be inaccurate, including customer acceptance, competition, general economic conditions and our own inability to execute our plans. Potential investors should take the assumptions in consideration when reading those projections, and consider whether they think they are reasonable.

You will not have significant influence on the management of the company. The day-to-day management, as well as big picture decisions will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

This investment is illiquid. There is no currently established market for reselling these securities and the company currently has no plans to list any of its shares on any over-the-counter (OTC) or similar exchange. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should assume that you may not be able to liquidate your investment for some time, or be able to pledge these shares as collateral.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses. In order to fund future growth and development, we will likely need to raise additional funds in the future through offering equity or debt that converts into equity, which would dilute the ownership percentage of investors in this offering. See “Dilution.”  Furthermore, if we raise capital through debt, the holders of our debt would have priority over holders of equity, including the Series Seed Preferred Stock, and we may be required to accept terms that restrict our ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditures will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact our business, development, financial condition, operating results or prospects.

Investors will be immediately diluted following the conversion of outstanding convertible notes. During 2021, we have sold convertible promissory notes to investors pursuant to Rule 506(c) of Regulation D. These notes convert at a discount into the shares of the company’s Series A-1 Preferred Stock. As a result of the conversion of these notes following the closing of any sales in this offering, the equity position of investors will be immediately diluted.

We may have offered securities in violation of the Securities Act of 1933, which could give certain purchasers of our shares the right to seek refunds. On September 19, 2021, an article was published by the Las Vegas Review Journal featuring an interview with the company’s CEO, Paolo Tiramani. The article includes a discussion of the fundraising efforts of the company, and does not include the legends required by Rule 255(b) under Regulation A under the Securities Act of 1933. The article is included as an exhibit to the offering statement of which this offering circular forms a part. While we believe the article is not an offering of securities, it is possible that another party may consider the article to be an offer, and raise a claim that the company violated Section 5 of the Securities Act of 1933 related to sales of securities in this offering. Liability for violations of Section 5 of the Securities Act is determined under Section 12(a)(1) of the Securities Act, which provides that any person who violates Section 5 is liable to any purchaser, who may recover the consideration paid, with interest. Section 13 of the Securities Act limits the time period for recovery under such violation as one year after the violation upon which it is based, which would be September 19, 2022—one year from the publishing of the article.

Section 12(a)(1) is a strict liability provision, and does not require a showing that the investor was influenced by the article. As such, up to September 19, 2022, we may be confronted with claims to rescind any investment made. This will create a degree of uncertainty regarding our financial position and any claims by investors may harm our financial position whether or not we are able to assert a successful defense to any claim.

By executing the subscription agreement in this offering, investors will join as Stockholders under our Stockholders Agreement. The company has established a Stockholders Agreement between itself, Paolo Tiramani, Galiano Tiramani, and each new stockholder to the company. The agreement provides for among, other items, control of the directorships of the company by Paolo Tiramani and Galiano Tiramani, and restrictions on transfer of the securities in this offering. As such, this agreement places contractual restrictions on the ability of investors to exercise rights traditionally associated with equity ownership in a company.  For instance, an investor would not be able to resell or otherwise dispose of their shares in the company without complying with Article III of the Stockholders Agreement, which establishes certain permitted transfers, and transfers that must be approved by the company’s Board of Directors.

Investors should carefully review the terms of the Stockholders Agreement, which is included as an exhibit to this offering statement, of which this offering circular is part, as well as the summary discussion included under “Securities Being Offered—Stockholders Agreement”, and be certain they are willing to accept the contractual terms of the Stockholders Agreement limiting their ability to exercise full control of their shares. In addition to the forum selection provisions and jury trial waiver described below, for further emphasis the company is highlighting the following risks associated with the Stockholders Agreement:

The Stockholders Agreement places limitations on the transferability of our securities.

Pursuant to Article III of the Stockholders Agreement, investors will not be allowed to transfer shares acquired in this offering, except under limited circumstance following approval of the Board of Directors of the company. Investors should note that these restrictions on transferability are in addition to any restrictions provided by statute or regulation. This means that investors will not be able to dispose of their shares on their own volition without satisfying the requirements of the Stockholders Agreement.

The Stockholders Agreement ensures that the company will be controlled by Paolo Tiramani and Galiano Tiramani while the agreement is in place.

Under the Stockholders Agreement, each of Paolo Tiramani and Galiano Tiramani have the sole right to appoint one director, as well as jointly appoint a third director. No other stockholder currently has any right to appoint directors to the company’s board of directors. This means that investors will have no control over the management of the company, or policy setting role of the board of directors. Instead, investors must rely on the efforts of Paolo Tiramani and Galiano Tiramani.

Investors who are married will be required to deliver a spousal consent to the Stockholders Agreement.

The company requires that a married investor provide a spousal consent to the Stockholders Agreement. A spousal consent is important to the company because in the event of dissolution of a marriage, or death of the investor with the spouse inheriting the securities in this offering, the spouse taking possession of the shares will be bound by the terms of the Stockholders Agreement, providing certainty to the company for the enforcement of the agreement. The company requires that the spousal consent be provided to the company within 15 days of confirmation of an investment in the company. While non-receipt of a spousal consent when necessary may result in equitable remedies pursuant to the Stockholders Agreement, it is not a condition of the investment or being a stockholder of the company. This means that investors whose shares are transferred by reason of dissolution of marriage or death of the investor may be in breach of the Stockholders Agreement if no spousal consent was provided to the company.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement or Stockholders Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements. Investors in this offering will be bound by the subscription agreement and Stockholders Agreement, both of which include a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to these agreements. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Nevada, which governs the subscription agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the subscription agreement or Stockholders Agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against us. If a lawsuit is brought against us under one of these agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement or Stockholders Agreement with a jury trial. No condition, stipulation or provision of the subscription agreement or Stockholders Agreement serves as a waiver by any holder of our shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Our Articles of Incorporation, Stockholders Agreement, and subscription agreement each include a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against our company.

Articles of Incorporation

Our Articles of Incorporation includes a forum selection provision that requires any claims against us by stockholders involving, with limited exceptions:

•brought in the name or right of the Corporation or on its behalf;

•asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the company to the company or the company’s stockholders;

•arising or asserting a claim arising pursuant to any provision of Chapters 78 or 92A of the Nevada Revised Statutes or any provision of these Articles of Incorporation (including any Preferred Stock designation) or the bylaws;

•to interpret, apply, enforce or determine the validity of these Articles of Incorporation (including any Preferred Stock designation) or the bylaws; or

•asserting a claim governed by the internal affairs doctrine.

Any of the above actions are required to be brought in the Eighth Judicial District Court of Clark County, Nevada. If the Eighth Juridical District Court of Clark County does not have jurisdiction, then the matter may be adjudicated in another state district court in the State of Nevada, or in federal court located within the State of Nevada. This forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. Note, this provision does not apply to any suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or to any claim for which the federal courts have exclusive jurisdiction.

Stockholders Agreement

Our Stockholders Agreement includes a forum selection provision that requires any suit, action, or proceeding based in contract or tort arising from the Stockholders Agreement be brought in the Eighth Judicial District Court of Clark County, Nevada. If the Eighth Juridical District Court of Clark County does not have jurisdiction, then the matter may be adjudicated in another state district court in the State of Nevada, or in federal court located within the State of Nevada. This forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.  As a result, the exclusive forum provision may not be used to bring actions in state courts for suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.  Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Subscription Agreement

Our subscription agreement for each manner of investing and class of security includes a forum selection provision that requires any suit, action, or proceeding arising from the subscription agreement be brought in a state of federal court of competent jurisdiction located within the State of Nevada. This forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.  As a result, the exclusive forum provision may not be used to bring actions in state courts for suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.  Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Using a credit card to purchase shares may impact the return on your investment. Investors in this offering have the option of paying for their investment with a credit card.  Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy.  See “Plan of Distribution and Selling Securityholders.”  The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees.  These increased costs may reduce the return on your investment.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares with the effective cash price paid by existing stockholders as of March 20, 2022. The issued and potential shares reflect the 10-for-1 forward split effected on November 23, 2021. This method gives investors a better picture of what they will pay for their investment compared to the company’s insiders and earlier investors. The share numbers and amounts in this table assume (1) conversion of all issued shares of Preferred Stock into shares of Common Stock and (2) conversion of all outstanding convertible notes into shares of Common Stock at their discounted conversion price.

Class of Securities	Dates Issued	Issued Shares	Potential Shares	Total Issued and Potential Shares	Effective cash price per share at issuance or potential conversion

Common Stock	2020	3,000,000,000		3,000,000,000	$ 0.00
Series A Preferred Stock	2020	155,158,910		155,158,910	$ 0.014
Series A Preferred Stock	2020	15,705,880		15,705,880	$ 0.017
Series A Preferred Stock	2021	16,938,240		16,938,240	$ 0.017
Series A-1 Preferred Stock	2021	67,576,080		67,576,080	$ 0.071
Series A-2 Preferred Stock	2022	7,290,700		7,290,700	$ 0.75

Convertible Notes	2020		2,842,373	2,842,373	$ 0.059
Convertible Notes	2021		99,809,020	99,809,020	$ 0.039
Convertible Notes	2021		421,940,928	421,940,928	$ 0.059
Convertible Notes	2022		14,084,507	14,084,507	$ 0.071

Total Common Share Equivalents		3,261,334,510	538,676,828	3,800,011,338	$ 0.156

Investors in this Offering (Assuming fully subscribed offering)
Series A Preferred Stock			35,714,286	35,714,286	$ 0.014
Series A-1 Preferred Stock			12,658,227	12,658,227	$ 0.079
Series A-2 Preferred Stock			85,625,000	85,625,000	$ 0.80

Total after inclusion of this offering		3,261,334,510	672,674,341	3,934,008,851

The following table demonstrates the dilution that new investors for the company’s Series A-2 Preferred Stock will experience upon investment in the company. We chose to focus on the Series A-2 Preferred Stock to illustrate the effects of dilution as we anticipate the vast majority of new investment will be in exchange for our Series A-2 Preferred Stock. This table uses the company’s audited net tangible book value as of December 31, 2020 of $1,184,239 which is derived from the net equity of the Company as of December 31, 2020, excluding deferred offering costs. The offering costs assumed in the following table includes up to $4,795,000 in commissions payable to StartEngine Primary LLC and Dalmore together, as well as up to $120,000 for legal, accounting, and EDGARization fees incurred for this Offering. We expect most sales to take place through Dalmore at a 1% commission, but are including the percentage commissions and fees payable to StartEngine Primary LLC and Dalmore together to illustrate dilution as that amount is higher. If all sales of our Series A-2 Preferred Stock were made through Dalmore, the commission payable would be up to $685,000. The table presents six scenarios for the convenience of the reader: a $3,000,000 raise from this offering, a $5,000,000 raise from this offering, a $20,000,000 raise from this offering, a $35,000,000, $50,000,000, and a fully subscribed $68,500,000 raise from this offering (the maximum offering for the Series A-2 Preferred Stock).

	$3 Million Raise	$5 Million Raise	$20 Million Raise	$35 Million Raise	$50 Million Raise	$68.5 Million Raise
Price per Share	$0.80	$0.80	$0.80	$0.80	$0.80	$0.80
Shares Issued	3,750,000	6,250,000	25,000,000	43,750,000	62,500,000	85,625,000
Capital Raised	$3,000,000	$5,000,000	$20,000,000	$35,000,000	$50,000,000	$68,500,000
Less: Offering Costs	$300,000	$420,000	$1,320,000	$2,220,000	$3,120,000	$4,230,000
Net Offering Proceeds	$2,700,000	$4,580,000	$18,680,000	$32,780,000	$46,880,000	$64,270,000
Net Tangible Book Value Pre-financing at December 31, 2020	$1,184,239	$1,184,239	$1,184,239	$1,184,239	$1,184,239	$1,184,239
Net Tangible Book Value Post-financing	$3,884,239	$5,764,239	$19,864,239	$33,964,239	$48,064,239	$65,454,239

Shares issued and outstanding pre-financing as of December 31, 2020 (1)(2)	3,170,864,790	3,170,864,790	3,170,864,790	3,170,864,790	3,170,864,790	3,170,864,790
Post-Financing Shares Issued and Outstanding (2) (3)	3,174,614,790	3,177,114,790	3,195,864,790	3,214,614,790	3,233,364,790	3,256,489,790
Net tangible book value per share prior to offering	$0.0004	$0.0004	$0.0004	$0.0004	$0.0004	$0.0004
Increase/(Decrease) per share attributable to new investors	$0.0009	$0.0014	$0.0058	$0.0102	$0.0145	$0.0197
Net tangible book value per share after offering	$0.00182	$0.0018	$0.0062	$0.0106	$0.0149	$0.0201
Dilution per share to new investors ($)	$0.799	$0.798	$0.794	$0.789	$0.785	$0.780
Dilution per share to new investors (%)	99.85%	99.77%	99.22%	98.68%	98.14%	97.49%

(1)   Reflects the 10-for-1 forward split effected on November 23, 2021

(2)Excludes shares issuable pursuant to issued convertible promissory notes. As of December 31, 2020, the Company had issued $167,700 in convertible promissory notes, convertible into 2,842,373 shares of its Series A-1 Preferred Stock.

(3)Excludes 16,938,240 shares of Series A Preferred Stock issued in 2021 at a price of $0.017 per share, as well as 538,676,828 shares of Series A-1 Preferred Stock issuable upon conversion of convertible promissory notes issued as of February 8, 2022, and the 67,576,080 shares sold under an offering under Regulation Crowdfunding through the StartEngine funding portal at a post-10-for-1 forward split effective price of $0.071 per share, as well as shares of Series A-2 Preferred Stock sold in 2022.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 Million.

●In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The company is offering a maximum of 85,625,000 shares of its Non-Voting Series A-2 Preferred Stock at a price of $0.80 per share on a “best-efforts” basis. In addition, the company is offering up to 12,658,227 shares of its Non-Voting Series A-1 Preferred Stock at a price of $0.079 per share as well as 35,714,286 shares of its Non-Voting Series A Preferred Stock at a price of $0.014 per share. The company has set a minimum of $3,000,000 in gross proceeds to be received prior to the occurrence of any closing for the Series A-2 Preferred Stock. There is no minimum for sales of the Series A-1 or Series A Preferred Stock.

The Non-Voting Series A-1 and Series A Preferred Stock will only be available to a select group of investors who made commitments or indications of interest during our previous offerings under Regulation Crowdfunding, but were not able to make that investment because we had reached our maximum offering size of $1.07 million during the 2020 Regulation Crowdfunding offering, and $5,000,000 under our 2021 Regulation Crowdfunding offering, including the investor fee charged by StartEngine. The company will contact those prospective investors directly regarding their eligibility to subscribe for our Non-Voting Series A-1 or Series A Preferred Stock in this offering. These investors will then have the opportunity to make a new investment decision in accordance with the subscription procedures described below.

As part of this offering, a selling securityholder is also selling up to 6,250,000 shares of Common Stock. No sales of Common Stock will occur until the company has received aggregate gross proceeds of at least $15,000,000 from sales of its Series A-2, Series A-1, and Series A Preferred Stock. Investors will have the opportunity to purchase these shares as described below.

For each class of shares, the minimum investment per investor is $1000.

For our Non-Voting Series A-2 Preferred Stock, we plan to market the securities in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular or “testing the waters” materials on an online investment platform.

Any participation of our officers and directors in selling efforts for all classes of securities in this offering will be conducted in accordance with Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with their participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors are, or have been within the past 12 months, a broker or dealer, and none of them are, or have been within the past 12 months, an associated person of a broker or dealer. At the end of the Offering, our officers and directors will continue to primarily perform substantial duties for the company or on its behalf otherwise than in connection with transactions in securities.

The offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, and (3) the date at which the offering is earlier terminated by us at our sole discretion.

Provided the company has received the minimum offering amount for the Series A-2 Preferred Stock, the company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the company. If the minimum amount is not reached, any funds tendered by investors will be promptly returned. As there is no minimum for the Series A-1 and Series A Preferred Stock, the company may undertake closings as soon as funds are tendered by those investors.

Broker-Dealer Agreements

Dalmore Group, LLC Agreement

The company has engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the SEC and a member of FINRA, to perform the following administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. The services performed include:

●

Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the company whether or not to accept investor as a customer;

●

Review each investors subscription agreement to confirm such investors participation in the offering and provide a determination to the company whether or not to accept the use of the subscription agreement for the investor’s participation;

●	Contact and/or notify the company, if needed, to gather additional information or clarification on an investor;
●	Not provide any investment advice nor any investment recommendations to any investor;
●

Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks); and

●	Coordinate with third party providers to ensure adequate review and compliance.

These services will be performed for sales of all classes of securities in this offering which are sold through Dalmore. As compensation for the services listed above, the company has agreed to pay Dalmore a commission equal to 1% of the amount raised in the offering to support the offering on all newly invested funds after the issuance of a No Objection Letter by FINRA. In addition, the company has paid Dalmore a one-time advance set up fee of $5,000 to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Dalmore, such as, among other things, preparing the FINRA filing. Dalmore will refund any fee related to the advance to the extent it is not used, incurred or provided to the company. In addition, the company will pay a $20,000 consulting fee that will be due after FINRA issues a No Objection Letter and the Commission qualifies the offering. The company estimates that total fees due to pay Dalmore would be $775,000 for a fully subscribed offering sold only through Dalmore. We do not expect to sell the entire offering through Dalmore. Further, Dalmore Group, LLC, OpenDeal Broker and StartEngine Primary will ensure that the aggregate total compensation, which includes commissions, out of pocket expenses, consulting fees, securities and any other fees paid to Dalmore Group, LLC, StartEngine Primary, and OpenDeal Broker for the services described in this section will not exceed 7% of the value of the gross proceeds raised in the company’s offering of its Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock, and Common Stock.

OpenDeal Broker LLC Agreement

In addition, the company has engaged OpenDeal Broker LLC (CRD #297797) to assist with processing of investments through the online investment platform at www.republic.co maintained for OpenDeal Broker LLC (“OpenDeal Broker”) benefit by its affiliates. (the “Republic Platform”). OpenDeal Broker LLC will perform substantially the same services as Dalmore, but only for those subscriptions received through the Republic Platform, which will be limited to sales of our Series A-2 Preferred Stock. These services include:

●	Provide a landing page on the Republic Platform for our offering of the Shares and perform related services;
●

Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, including Regulation Best Interest compliance, and provide a recommendation to the company whether or not to accept investor as a customer;

●	Provide technical services to allow us to execute and deliver evidence of the executed subscription agreement to the investor, and
●	Provide services that allow an investor to send consideration for the Series A-2 Preferred Stock to the Escrow Agent, Prime Trust, LLC.

The company does not intend to actively promote the offering on Republic, and OpenDeal Broker will not act as an underwriter or placement agent for this offering.

As compensation, the company will pay to OpenDeal Broker a commission equal to 5% of the amount raised through the Republic Platform for aggregate investments up to $1,000,000, and 4% of the amount raised over $1,000,000. OpenDeal Broker will also receive a securities commission equivalent to 1% of the dollar value of the securities issued to Investors through the Republic Platform at the time of closing. OpenDeal Broker will comply with Lock-Up Restriction required by FINRA Rule 5110(e)(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities commission for a period of 180 days beginning on the date of commencement of sales of the public equity offering with respect to the Securities Commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), OpenDeal Broker will not accept a securities commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the public offering; (b) has more than one demand registration right at the issuer's expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the public offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the public offering; (e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security. OpenDeal Broker has no registration rights.

Further, the company will be responsible for reimbursing OpenDeal Broker for non-accountable expenses incurred by OpenDeal Broker for the company. Such non-accountable expenses payable to OpenDeal Broker are limited to 0.5% of the proceeds raised through the Republic Platform. If all of the Series A-2 Preferred Stock were sold through OpenDeal Broker, its total compensation would include a cash payment of $3,092,500 and shares of our Series A-2 Preferred Stock valued at $685,000. We do not expect to sell the entire offering through OpenDeal Broker.

Further, Dalmore Group, LLC, OpenDeal Broker and StartEngine Primary will ensure that the aggregate total compensation, which includes commissions, out of pocket expenses, consulting fees, securities and any other fees paid to Dalmore Group, LLC, StartEngine Primary, and OpenDeal Broker for the services described in this section will not exceed 7% of the value of the gross proceeds raised in the company’s offering of its Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock, and Common Stock.

StartEngine Primary Agreement

The company has also engaged StartEngine Primary, LLC (“StartEngine Primary”) as a placement agent to assist in the placement of its Series A-2 Preferred Stock in this offering. StartEngine Primary’s participation as a placement agent in this offering will end on September 15, 2022. StartEngine Primary is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. Persons who desire information about the offering may find it at www.startengine.com. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

In addition, we have engaged an affiliate of StartEngine Primary, StartEngine Crowdfunding, Inc. to perform administrative and technology-related functions in connection with this offering on its platform.  StartEngine Primary will use its online platform to provide technology tools to allow for the sales of securities in this offering.  In addition, StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the online platform. We will reimburse StartEngine Crowdfunding for the following expenses (i) any applicable fees for fund transfers, (ii) all credit card charges charged to StartEngine Crowdfunding by its credit card processor (typically 4%), (iii) escrow agent fees charged to StartEngine Crowdfunding by third party escrow agents, and (iv) fees charged in connection with chargebacks or payment reversals.

StartEngine Primary has also agreed to perform the following services in exchange for the compensation discussed above:

●	design, build, and create the company’s campaign page,
●	provide the company with a dedicated account manager and marketing consulting services,
●	provide a standard purchase agreement to execute between the company and investors, which may be used at Company’s option and
●	coordinate money transfers to the company.

As compensation, the company will pay to StartEngine Primary a cash commission of 5% of the amount raised through StartEngine Primary. In addition. Dalmore will receive a cash commission of 1% of amounts raised through StartEngine Primary, for an aggregate commission of 6% on amounts raised through StartEngine Primary. The 1% being paid to Dalmore is provided as compensation for assistance in administration of accounts established with the Escrow Agent for this offering.

Pursuant to the agreement with StartEngine Primary, StartEngine Primary has waived its $15,000 fee for out of pocket accountable expenses.  If all of the Series A-2 Preferred Stock were sold through StartEngine Primary, the company estimates that total fees due to StartEngine Primary would be $3,425,000, plus $685,000 due to Dalmore. We do not expect to sell the entire offering through StartEngine Primary.

Further, Dalmore Group, LLC, OpenDeal Broker and StartEngine Primary will ensure that the aggregate total compensation, which includes commissions, out of pocket expenses, consulting fees, securities and any other fees paid to Dalmore Group, LLC, StartEngine Primary, and OpenDeal Broker for the services described in this section will not exceed 7% of the value of the gross proceeds raised in the company’s offering of its Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock, and Common Stock.

If all $75,000,000 were to be raised between the Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock and the Common Stock, the maximum aggregate compensation would be $4,175,000 (6% on $68,500,000 plus 1% on $6,500,000 and $25,000 in set up and consulting fees)

Investors’ Tender of Funds

Provided we have reached our minimum investment of $3,000,000 for the Series A-2 Preferred Stock received by the Escrow Agent in the aggregate between the subscriptions received through Dalmore, OpenDeal Broker, and StartEngine Primary, as verified by Dalmore, we will conduct multiple closings on investments (so not all investors will receive their shares on the same date). The funds tendered by potential investors will be held by the Escrow Agent and will be transferred to our operating account at each closing in this offering.

Process of Subscribing

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

Dalmore Group, LLC Subscription Process

Subscriptions made through Dalmore will be done though an online investment page located at invest.boxabl.com (the “Investment Page”). If you decide to subscribe for either the Non-Voting Series A-2, Series A-1, or Series A Preferred Stock through the Investment Page, you should complete the following steps:

1.Go to invest.boxabl.com, click on the "Invest Now" button;

2.Complete the online investment form;

3.Deliver funds directly by check, wire, debit or credit card, or electronic funds transfer via ACH to the specified account with the Escrow Agent;

4.Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor;

5.Once AML is verified, investor will electronically receive, review, execute and deliver to us a subscription agreement.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Dalmore will review all subscription agreements completed by the investor.  After Dalmore has completed its review of a subscription agreement for an investment in the company, the funds may be released by the Escrow Agent.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, Dalmore will have up to three days to ensure all the documentation is complete. Dalmore will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

All funds tendered (by check, wire, debit or credit card, or electronic funds transfer via ACH to the specified account) by investors will be deposited into an escrow account at the Escrow Agent for the benefit of the company. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit into an account at the Escrow Agent. Credit card transactions will be processed through a payment processing platform integrated with the Escrow Agent.

The company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the offering is oversubscribed in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, there is no maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, the company will send a confirmation of such acceptance to the subscriber.

Dalmore has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the shares. Dalmore is not participating as an underwriter and under no circumstance will it solicit any investment in the company, recommend the company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Dalmore is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this offering. Based upon Dalmore’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Dalmore in this offering as any basis for a belief that it has done extensive due diligence. Dalmore does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular. All inquiries regarding this offering should be made directly to the company.

Upon confirmation that an investor’s funds have cleared, the company will instruct the Transfer Agent to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor.

OpenDeal Broker LLC Subscription Process

Investors subscribing to our Series A-2 Preferred Stock through the Republic Platform, as facilitated by OpenDeal Broker LLC, may also access the company’s offering through an offering page hosted on the Republic Platform. Investors may follow the instructions provided through the Republic Platform to review the company’s offering materials, including the offering circular and subscription agreement, as well as submit payment which will be deposited into an escrow account at the Escrow Agent for the benefit of the company. Credit card transactions will be processed through a payment processing platform integrated with the Republic Platform and the Escrow Agent as well.

OpenDeal Broker LLC has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the shares. OpenDeal Broker LLC is not participating as an underwriter and under no circumstance will it solicit any investment in the company, recommend the company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. OpenDeal Broker LLC is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this offering. Based upon OpenDeal Broker LLC’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of OpenDeal Broker LLC in this offering as any basis for a belief that it has done extensive due diligence. OpenDeal Broker LLC does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular. All inquiries regarding this offering should be made directly to the company.

StartEngine Primary LLC Subscription Process

Investors subscribing to our Series A-2 Preferred Stock through StartEngine Primary may also access the company’s offering through an offering page hosted at www.startengine.com. Investors may follow the instructions provided by StartEngine Primary to review the company’s offering materials, including the offering circular and subscription agreement, as well as submit payment which will be deposited into an escrow account at the Escrow Agent for the benefit of the company. Credit card transactions will be processed through a payment processing platform integrated with the Republic Platform and the Escrow Agent as well. Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, checks will not be accepted through StartEngine Primary.

Escrow Agent

After an investor executes a subscription agreement, those funds will be irrevocable and will remain in a subscription escrow account established for the Offering. The company has engaged Prime Trust, LLC as the escrow agent (the “Escrow Agent”) for the Offering. If a subscription is rejected or if a rescission is requested, all funds will be returned to subscribers within thirty days of such rejection without deduction or interest. Upon acceptance by us of a subscription, a confirmation of such acceptance will be sent to the subscriber.  The Escrow Agent has not investigated the desirability or advisability of investment in the Shares nor approved, endorsed or passed upon the merits of purchasing the securities.

The funds tendered by potential investors will be held by the Escrow Agent, and will be transferred to the company upon closing or returned to the investors as discussed above. We may undertake one or more closings on a rolling basis (so not all investors will receive their units on the same date) after reaching the minimum offering amount. Dalmore will be responsible for instructing the Escrow Agent whether the minimum amount of the offering has been reached cumulative between subscriptions managed by Dalmore, OpenDeal Broker, and StartEngine Primary. After each closing, funds tendered by investors will be available to us. Upon each closing, investors will receive a notification regarding their Shares and funds tendered by investors will be made available to the company. The Escrow Agreement can be found in Exhibit 8 to the Offering Statement of which this Offering Circular is a part.

Transfer Agent

KoreConX will serve as transfer agent to maintain stockholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register.

Selling Securityholders

The selling shareholder set forth below will sell up to a maximum of 6,250,000 shares of Common Stock, representing 0.2% of our outstanding shares of Common Stock.

The following table sets forth the name of the selling shareholder, the number of shares of Common Stock beneficially owned by him prior to this offering, the number of shares being offered by him in this offering and the number of shares of Common Stock to be beneficially owned by him after this offering, assuming that all of the selling shareholder shares are sold in the offering.

The selling shareholder will not sell any shares in this offering under the company has received aggregate gross proceeds of $15,000,000 in this offering from the sale of the company’s Series A-2, Series A-1, and Series A Preferred Stock. Once $15,000,000 in aggregate gross proceeds have been received, as verified by Dalmore, investors will be given the option to subscribe for the shares of the selling shareholder’s Common Stock on the Investment Page. This option will only be viewable when investing through the Investment Page.

Dalmore will receive a 1% commission on sales of Common Stock of the selling shareholders through the Investment Page prior to disbursement to the selling shareholder. The company will not receive any of the proceeds from the sale of selling shareholder’s shares in the offering.

Selling Shareholder	Amount Owned Prior to the Offering	Amount Offered by Selling Shareholder	Amount Owned after the Offering
Galiano Tiramani	780,000,000	6,250,000	773,750,000

Provisions of Note in our Subscription Agreement

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the company based on the agreement to be brought in a state or federal court of competent jurisdiction in the State of Nevada, for the purpose of any suit, action or other proceeding arising out of or based upon the subscription agreement. Although we believe the provision benefits us by providing increased consistency in the application of Nevada law in the types of lawsuits that may be brought to enforce contractual rights and obligations under the subscription agreement and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.  As a result, the exclusive forum provision may not be used to bring actions in state courts for suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.  Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, including any claim under federal securities laws.  By signing the subscription agreement an investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

USE OF PROCEEDS TO ISSUER

The company estimates that if it sells the maximum amount of $70,000,000 from the sale of its Non-Voting Series A-2, Series A-1 and Series A Preferred Stock, which represents the value of shares available to be offered as of the date of this offering circular out of the rolling 12-month maximum offering amount of $75,000,000 under Tier 2 of Regulation A, the net proceeds to the issuer in this offering would be approximately $65,070,000, after deducting the estimated fixed offering expenses of $120,000 and the greatest value of commissions for sales of the Non-Voting Series A-2 Preferred Stock (being 6% due to StartEngine Primary and 1% due to Dalmore), and commissions due to Dalmore alone for sales of the Non-Voting Series A-1 and Series A Preferred Stock. As stated above, we expect that most sales will be conducted through Dalmore, but are including the higher commission due to StartEngine Primary for the calculations below.

We are also setting out our estimated use of proceeds based on five scenarios, including the minimum raise of $3,000,000, as well as receiving gross proceeds of $10,000,000, $25,000,000, $50,000,000, and $75,000,000. The values are estimates and actual expenses may differ in order to serve the best interests of the company. Following successful fundraising under Regulation Crowdfunding and Rule 506(c) of Regulation D, we have been able to outfit our production facility with the minimum equipment needed to begin production. As such, our current priority is to raise sufficient funds to purchase raw materials ahead of need in order to account for current supply chain challenges. Should we raise more than $25,000,000, we intend to use funds to purchase additional capital equipment to better scale production of our Casitas, and engage in research and development activities related to bringing a second manufacturing facility online. Also reflected starting at the $25,000,000 raise level is proceeds received for sales by the selling shareholder. For further discussion, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Plan of Operations.”

	$3M Offering	$10M Offering	$25M Offering	$50M Offering	$75M Offering
Offering Proceeds
Gross Proceeds	$3,000,000	$10,000,000	$25,000,000	$50,000,000	$75,000,000
To Selling Securityholder	$-	$-	$5,000,000	$5,000,000	$5,000,000
Offering Expenses	$300,000	$720,000	$1,320,000	$2,820,000	$4,2450,000

Total Proceeds Available for Use	$2,700,000	$9,280,000	$18,680,000	$42,180,000	$65,755,000

Estimated Expenses
Purchase of Capital Equipment				$23,165,000	$23,165,000
Raw Materials	$2,670,000	$9,180,000	$18,165,000	$18,180,000	$23,165,000
Research & Development	-	-	-		$18,265,000

Total Expenditures	$2,670,000	$9,180,000	$18,165,000	$41,345,000	$64,595,000

Working Capital Reserves	$30,000	$100,000	$515,000	$835,000	$1,160,000

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

THE COMPANY’S BUSINESS

Boxabl Overview

Boxabl is on a mission to bring building construction in line with modern manufacturing processes, creating a superior residential and commercial building that could be completed in half the time for half the cost of traditional construction.

The core product that we offer is the “Building Box", which consists of room modules that ship to site at a low cost and are stacked and connected to build most any shape and style of finished buildings. We are currently evaluating market demand, but anticipate that available dimensions will be 20x20 ft., 20x30 ft., 20x40 ft., and 20x60 ft. Our first product available for sale is our 20x20 ft. Casita Box, featuring a full-size kitchen, bathroom, and living area.

We believe there is significant market interest in our product based on receiving reservations of interest from over 38,000 customers through our Room Module Order Agreement, some of whom have placed small deposits to formalize their pre-order of the Casita when production begins. We have also completed delivery on an order received from ADS, Inc. for 156 Casitas. In order to meet our understanding of the potential demand, we are undertaking this capital raise to secure raw materials ahead of need, to fund additional buildout of our initial factory, and to accelerate production.

Boxabl was first organized as a limited liability company in Nevada on December 2, 2017, and reorganized as a Nevada corporation on June 16, 2020. Our core technology was invented by our Chief Executive Officer, Paolo Tiramani, business development director, Galiano Tiramani, and our lead engineer, Kyle Denman. The technology is owned by Build IP LLC, a Nevada limited liability company specially formed as a holding company for the intellectual property. Build IP LLC is controlled by Paolo Tiramani, and has provided an exclusive license to Boxabl.

Our Mission and Innovation

Over the past several hundred years, little has changed in the construction industry. Most buildings are built by hand, one at a time. Modern construction has not yet adopted advantages of the assembly line, robotics, or economies of scale. Even in housing developments with substantially similar homes, while components may be purchased in bulk, the work still involves construction by hand, one at a time. To compound this problem, labor shortages are rising, and new entries to this workforce are slowing. These factors are all contributing to significant backlog of housing demand and price increases that are putting affordable housing out of the reach of common Americans.

One of the prime drivers of the limitations on construction is the ability to ship finished product to a job site. At Boxabl, we realized that innovation in modular construction would not be possible without innovation in shipping. Through our license agreement with our affiliate Build IP, LLC, Boxabl’s patented shipping technology allows us to serve large geographic areas from one Boxabl factory. With this shipping technology, we believe that the location of our flagship factory in North Las Vegas, Nevada will be able to produce products that can be delivered to anywhere in the US, and even international markets.

Our innovations in shipping are only possible because of our unique methods for constructing our building modules. Our “Building Box" system and Box design were created specifically to maximize repeatability in manufacturing. In addition, our reimagined manufacturing process is simplified and efficient. This is achieved in part, by reducing the individual components in the build by approximately 80% compared to traditional building, which requires stacks of lumber and thousands of nails. Significantly fewer components results in significantly less labor costs during manufacturing.

We believe the resulting product boasts many benefits over traditional construction for the end user. Not only does the Boxabl solution reduce building costs and build time compared to traditional home building, but we simultaneously improve upon other metrics that can be used to evaluate building solutions, such as installation speed, fire resistance, energy ratings, mold resistance, environmental impact, wind ratings, flood resistance, pest resistance, impact resistance and much more.

Market Opportunity

Stick framing, invented over 100 years ago, is still the most popular residential building method. Stick framing means laborers build homes one at a time, by hand, using simple tools. A slow, expensive and labor-intensive process that has failed to adapt to modern manufacturing processes.

No mass production, no robotics, no economies of scale, no assembly line, and costs that are dependent on the availability of construction labor, which has experienced shortages in recent years. According to the Associated General Contractors of America, 81% of construction firms have reported difficulty in filling salaried and hourly craft positions.

Despite the labor issues, the construction market is still active. According to the US Census Bureau, privately owned housing starts in January 2021 were a seasonally adjusted annual rate of 1,580,000, which represents a 6.0% reduction from the estimated housing starts in December 2020 of 1,680,000, and 2.3% below the January 2020 rate of 1,617,000. We anticipate the economic turmoil resulting from COVID-19 may result in some decreases in housing construction, that may be abating. For instance, the US Census Bureau reported 1,881,000 seasonally adjusted building permits in January 2021, which is 10.4% above the December 2020 estimate of 1,704,000, and 22.5 above the January 2020 rate of 1,536,000.

Changes in zoning laws designed to increase housing density and solve housing affordability are allowing people around the country, and especially in California, to build accessory dwelling units (“ADUs”) for use and rent. In the city of Los Angeles alone, almost 5000 ADU permits were issued last year. This is a burgeoning market for which the Boxabl product is well positioned.

While we believe ADUs are an easy way to enter the market, Boxabl is not limited to small residential units. The Boxabl product can be used in a wide range of building types — residential, commercial, high rise, multi family, apartment, disaster relief, military, labor housing and more.

Our Products

The Boxabl Solution

The Boxabl product represents a new take on modular construction. A factory finished room module system that can be quickly stacked and arranged on site, and that provides the majority of the building envelope and functions. This allows builders to dramatically reduce build time and costs while increasing quality and features.

The Boxabl product is a large, almost 20 ft. in length room that folds down to 8.5 ft. wide for shipping, and still has sufficient space for factory installed kitchens, bathrooms and more. Each unit is a separate Box. Our Boxes take the heavy lifting of a building’s construction out of the field and moves it into the factory, where it belongs.

Once the Boxes arrive at the jobsite, Boxes are assembled together in a plug and play manner by builders who have been trained and certified by Boxabl to create a finished home of almost any size and style. A typical Box can be assembled in one day. Speed, quality, features and price of the Boxabl product are superior to traditional building methods.

Shipping Solution

The first step in factory manufacturing of large buildings is creating a feasible shipping solution. Our goal was to ship without the need for oversized loads. Oversized loads have extra permitting, follow cars, police escorts, restricted routes and other problems that increase cost dramatically. Our design achieves the largest possible room that is able to fit into standard shipping dimensions, meeting highway, sea and rail transportation requirements.

Smart Manufacturing

Boxabl Boxes are not built like traditional homes, they have been engineered with mass production in mind. This redesign includes a significant reduction in the number of components involved in the manufacturing process. Boxabl Boxes will be built with a laminated panel technology instead of a standard stick frame construction. This means each wall panel that Boxabl manufactures only consists of a few individual components. A comparable traditional wall has thousands of individual components and requires 3+ separate skilled trades to complete (e.g., framing, sheetrock, exterior finish, etc.). Many raw materials in the Boxabl will be processed by off the shelf computer numerical control (CNC) equipment. The use of CNC equipment will give us a degree of automation right away, which we intend to expand to allow for the manufacturing process to be more fully automated.

The System

Efficient factory environments thrive on repeatability. We can achieve the lowest cost by building the same product over and over, leaving it to the final assembly to create unique structures. The Boxabl factory can build our Boxes in different sizes, with different floorplans, the builder can stack, arrange and dress the boxes however they desire for a custom building.

Building Materials

Historically, wood has been used for building construction because it is convenient and available. Wood burns, rots, molds, degrades, and generally has many characteristics that you wouldn't want in a permanent building structure. Further, due to warping, its dimensions are usually not accurate enough to make it compatible with precision robotics. Our wall design doesn't use standard lumber framing, instead we use a laminated panel technology that includes steel skin, expanded polystyrene (EPS) foam, and concrete board. We are able to sources these materials from multiple vendors, and are not reliant on any particular vendor. Unlike wood construction, our panels are less likely to burn, rot, mold, attract bugs or degrade. They are also compatible with automation, CNC, and the factory environment.

Product Features

The Boxabl building system has many features and solutions that reduce pain points for builders and offer an attractive product for consumers.

	Resilience		Structural
•	Fire resistant	•	Snow load rated

•	Flood resistant	•	Hurricane wind load rated

•	Bug resistant	•	Seismic rated

•	Mold resistant	•	Ultra light, requiring smaller equipment to move

		•	Unit to unit connection - unlimited connection horizontally, 3 unit tall stack allowance

	Design and Engineering		Energy
		•	Will qualify for top energy rating

•	Connects to any foundation	•	Dramatically reduced energy bills

•	Packs down for low cost shipping - unfolds to 2.5x volume	•	Smaller sized HVAC

•	Sealing gaskets at joints	•	Minimal thermal bridging

•	Crane pick points for faster setting	•	Perfectly tight envelope

•	MEP network channel - precut chase network for all utilities in walls, roof, and floor for low-cost retrofit of electrical, sprinkler system, HVAC etc.	•	High R values continuous EPS insulation

•	20x20 up to 20x60 room modules	•	High efficiency Appliances and LED lights for minimal energy requirement

•	Multiple floor plans of room modules for millions of combinations

•	Reduced components designed for factory automation

•	Streamlined production process similar to automotive assembly rather than modular

•	Weatherproof roofing membrane ships with unit

•	Unpacking system included that does not require heavy equipment for assembly

•	Simple field assembly does not require skilled labor apart from site work

•	Pre-plumbed for on-site hook up - does not require crawl space

•	All finishing work, paint, trim etc. inside and out ships complete

Approval
•	Pre-approved modular design for easy permitting

•	Mix and stack building system for easy custom plans

•	Full testing, fire, energy, structural

Applicable Regulation

Our Boxes fall under different state certification requirements for housing depending on its end use. For instance, we are seeking to obtain state certifications under modular home building codes, with an initial emphasis on Arizona, Nevada, and California. As our Boxes are mass produced, we will be able to obtain approvals to meet each state modular home building code. For modular homes, states require the approval of a third-party testing and inspection company, which will conduct product testing and factory inspections. There are a number of services to provide such testing, and we have engaged a third-party, NTA, to do that testing. We are confident in our ability to obtain the required third-party approval, and have previously received approvals for the Casita to be used at the builder trade show in Las Vegas following submitting engineer reviewed plans to the City of Las Vegas. If third party testing requires changes in our structures, we believe we will be able to quickly adjust and still deliver our foldable Boxes.

We can also deliver Casitas to customers under “park model” recreational vehicle rules. Certification under these requirements is driven by local regulations, and can be satisfied by our construction process.

Builders will still be required to obtain local building permits, as well as those necessary for tying into local water and electric services.

Price

Our production and shipping advantages allow us to sell our Boxabl Boxes as competitive prices. The retail price for our initial product “The Casita” is projected to be $60,000, representing about $150/sq. ft. Setup costs of assembly and connection to water and electric services would be in addition to this amount, increasing the total price by an additional $5,000 to $50,000 depending on builder fees. However, compared to building costs in states like California that can be on the order of $400/sq. ft., the Boxabl solution is an attractive option for cost conscious purchasers.

As we are able to increase our bulk purchasing, and introduce greater amounts of automation during the production process, we may be able to reduce the consumer price in the future to capture a larger market. That said, based upon the pre-order interest we have received, the current consumer price has not been off-putting.

Core Technology

The core technology covering the structure of the Boxes and transportation system used by the company was developed by its founder, Paolo Tiramani. Innovations created by Paolo Tiramani have previously led to the creation of new billion-dollar product categories in the tool storage space. The technology is held by Build IP, LLC, a Nevada limited liability company controlled by Paolo Tiramani. Build IP, LLC has issued an exclusive license agreement to the company and will not use the technology in competition with the company. This license agreement is included as Exhibit 6.1 to this offering statement of which this offering circular is part. Build IP LLC will focus on protecting the patents to prevent potential infringement by competitors.

Exclusive License

Boxabl entered into the exclusive license with Build IP, LLC on June 16, 2020, which was amended in November 2021. The license will continue in perpetuity unless terminated by written agreement of Boxabl and Build IP, LLC, or by reason of default for (1) failure to pay, (2) failure to perform any material obligations under the license, or (3) insolvency of either party. Pursuant to the license agreement, Boxabl will pay a license fee of 1% of the net selling price generated from the sale of its Boxes to Build IP, LLC. Boxabl has the right to sublicense any of the rights and obligations under the exclusive license, which will facilitate our anticipated factory franchise business model.

Patents

Boxabl has rights to issued and pending patents from Build IP LLC for the structure and transportation of the Boxabl building system, covering all important aspects of its commercial designs, as well as the foreseeable alternatives. The filings closely track and reflect the product designs as they are updated. Further, the scope of protection sought extends beyond the design of the building structures themselves, and includes innovative delivery and assembly equipment and techniques. To date, Build IP LLC has been awarded six US patents and two Canadian patents.

The following table identifies the patents to which Boxabl has rights through the license from Build IP LLC:

Structure Patents

JURIS	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Modular Prefabricated House	Patented	10/653,523	9/2/2003	8,474,194	7/2/2013
US	Modular Prefabricated House	Patented	13/900,579	5/23/2013	8,733,029	5/27/2014
CA	Modular Pre-Fabricated House	Patented	2,442,403	9/24/2003	2442403	12/2/2008
US	Customizable Transportable Structures and Components Therefor	Patented	16/143,598	9/27/2018	10,688,906	6/23/2020
US	Customizable Transportable Structures and Components Therefor	Patented	16/804,473	2/28/2020	10,829,029	11/10/2020
US	Customizable Transportable Structures and Components Therefor	Patented	15/931,768	5/14/2020	10,926,689	2/23/2021
PCT	Customizable Transportable Structures and Components Therefor	—	PCT/US18/53006	9/27/2018
EU	Customizable Transportable Structures and Components Therefor	Pending	18 864 413.2	4/30/2020
CA	Customizable Transportable Structures and Components Therefor	Patented	3,078,484	4/3/2020	3,078,484	7/13/2021
US	Foldable Building Structures with Utility Channels and Laminate Enclosures	Patented	16/786,130	2/10/2020	11,118,344	9/14/2021
US	Foldable Building Structures with Utility Channels and Laminate Enclosures.	Pending	17/245,187	4/30/2021
PCT	Foldable Building Structures with Utility Channels and Laminate Enclosures	—	PCT/US20/17524	2/10/2020
AU	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	2020221056	7/2/2021
CA	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	3,129,693	8/9/2021
CN	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	202080014606.4.	8/13/2021
EU	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	20 755 992.3	9/14/2021
JP	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	2021-547830	8/13/2021

MX	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	MX/a/ 2021/0097120	8/12/2021
SA	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	521422646	7/28/2021
US	Enclosure Component Perimeter Structures	Pending	16/786,202	2/10/2020
PCT	Enclosure Component Perimeter Structures	—	PCT/US20/17527	2/10/2020
CA	Enclosure Component Perimeter Structures	Pending	to be provided	8/9/2021
CN	Enclosure Component Perimeter Structures	Pending	202080014607.9	8/13/2021
EU	Enclosure Component Perimeter Structures	Pending	20 755 993.1	9/14/2021
JP	Enclosure Component Perimeter Structures	Pending	2021-547829	8/13/2021
US	Equipment and Methods for Erecting a Transportable Foldable Building Structure	Pending	16/786,315	2/10/2020
PCT	Equipment and Methods for Erecting a Transportable Foldable Building Structure	—	PCT/US20/17528	2/10/2020
US	Enclosure Component Sealing Systems	Pending	63/181,447	4/29/2021
US	Enclosure Component Edge Seal Systems	Pending	17/513,176	10/28/2021
US	Enclosure Component Compression Seal Systems	Pending	17/513,207	10/28/2021
US	Enclosure Component Shear Seal Systems	Pending	17/513,266	10/28/2021
PCT	Enclosure Component Sealing Systems	Pending	PCT/US21/56415	10/25/2021
US	Folding Beam Systems	Pending	63/188,101	5/13/2021
US	Foldable Transportable Buildings	Pending	63/192,349	5/24/2021
US	Sheet/Panel Design for Enclosure Component Manufacture	Pending	63/196,400	6/03/2021
US	Sheet/Panel Design for Enclosure Component Manufacture	Pending	17/504,883	10/19/2021
US	Wall Component Appurtenances	Pending	63/211,712	6/17/2021

Transport Patents

JURIS.	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Wheeled Assembly for Item Transport	Patented	16/143,628	9/27/2018	11,007,921	5/18/2021
PCT	Wheeled Assembly for Item Transport	—	PCT/US18/53015	9/27/2018
Europe	Wheeled Assembly for Item Transport	Pending	18 863 822.5	4/30/2020
Canada	Wheeled Assembly for Item Transport	Allowed	3,078,486	4/3/2020

Factory Patent

JURIS.	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Enclosure Component Fabrication Facility	Pending	63/136,268	1/12/2021

Strategy

Boxabl intends to create a factory franchise business model. After our flagship factory in Las Vegas is scaled up, we want to expand internationally by setting up franchisees to build their own factories. We will use this first production style factory to identify procedures, data, costs, raw materials, equipment, labor numbers and more to build a blueprint for future factories.

We believe a franchise model would let us rapidly scale worldwide. Under this scenario, Boxabl becomes a logistics company with franchisees constructing factories around the world. We would supply franchisee with raw materials, custom equipment, branding, proprietary components, quality control, and other services. As of the date of this offering circular, we have received interest from over 440 parties that would like to partner with us as franchisees from 17 states and 25 countries. About 260 of these inquirers indicated they have at least $5 million to spend on startup of these factories. To date, we have not requested any payment from any of these parties as we feel it is premature. We do not yet have controls or procedures for evaluating potential franchisees, and will develop these procedures after evaluating the operations of our starter factory.

While these initial stages for the company will be capital intensive as we develop our operations and outfit our starter factory, once moving into a focus on the factory franchise business model, we believe that we will be able to scale operations without continuous infusions of capital.

While the company has received a considerable amount of positive media coverage, that coverage has been mostly prospective and has not included detailed looks and reviews of our Casita. To remedy that, we are considering construction of a showcase community in the Las Vegas area to allow for evaluation of our Boxes through a controlled, real-world test. We have not yet committed to this idea, and have not allocated any proceeds from this offering to the showcase community.

Our Starter Factory

Our starter production facility has now been built and is expected to produce six Boxes per shift once we ramp up production. We worked with industry leading consultants to develop a plan for maximizing production efforts through automation, process efficiency, and supply chain considerations. If we are able to achieve the plan as set out by our consultants, this would result in constructing approximately 400 Boxes in the first year, and 3,600 in the second year once we reach standard production, which would consist of two shifts per day, six days a week. The Boxes and panels will move through stations in the factory where different sections are completed. Our current factory design utilizes ten stations. We entered into a lease for our starter production facility on December 29, 2020, which we took possession of on May 1, 2021 on a sixty-five month lease. The facility features 173,720 square feet of usable floor space, which we have begun to outfit with capital equipment necessary for the construction of our Boxes. We believe this factory should create approximately 300 new direct jobs when fully staffed. Many more indirect jobs will be created on the building sites by our customers when they are using our modules to build.

We will also support operations as our starter facility with a second facility nearby, for which we have entered into a lease agreement on June 13, 2022. This second facility will allow us to better stage inventory and in-house component fabrication. We have not yet taken possession of the second facility. Once fully operational and integrated with our initial production facility, we believe we would be able to increase potential production above our original target of 3,600 per year with the single facility.

Additional Production Facilities

We will use funds from the proceeds of this offering for research and development expenditures relating to the planning for expanding into a additional production facilities. We have not yet determined a location, which would involve a variety of factors, such as transportation networks, facility availability, as well as tax or other financial incentives. The knowledge gained from our starter facility and additional production facilities will assist with the expansion into the franchise model.

Our Customers

In 2019, Boxabl delivered the first prototype at the Builders Show in Las Vegas and received an overwhelming response. Builders were ecstatic to see the development of a solution to many issues they struggle with. We received the equivalent of 6,000,000+ sq. ft. of “reservations” from hundreds of professional builders. These reservations were simply an indication of interest and we did not take any deposits; they are not a guarantee of future revenues.

After the show we ordered basic manufacturing equipment and continued to perfect the system and address feedback we got from the builder community. We were invited back to the 2020 show through a sponsorship with Professional Builder Magazine. Once we decided our initial building product focus would be the ADU market, we built three more units for the show. In January 2020, we debuted the “Casita” at the Builders Show and again received a high level of interest from potential customers. Rather than just making available “reservations”, we began taking deposits for position on our waitlist. As of December 30, 2021, we have received over 4,000 deposits from potential customers of $100, 200, or $1,200 for over 4,400 Casitas, and in total we have received interest from more than 70,000 additional potential customers wishing to reserve their place in line for when production of the Casita begins. As of December 30, 2021, we have not delivered any Casitas to persons on the waitlist. While significantly below the full sales price of the Casita, we believe a significant percentage of these deposits for the 4,700 Casitas will result in actual orders, demonstrating the potential for generating revenue immediately following our planned production facility being fully operational.

Further, if each of the 70,000 potential customers, who have all agreed to our Room Module Order Agreement (included as Exhibit 6.5 to the offering statement of which this Offering Circular is part), purchases a single Casita, that extrapolates to potential revenue of more than $1 billion. While it is unlikely that we will receive these orders or revenue from most of these potential customers, even the ones who have placed deposits, it shows the excitement and interest in the Casita. Conversion of even a small percentage of these potential customers will allow for full production of our planned production facility.

We delivered one Casita to a customer in Texas as part of a demonstration project, but no revenues were recorded for that order and delivery.

Initial Purchase Orders

In December 2020, the company received two purchase orders from ADS, Inc., to deliver 156 Casitas to the federal government. These purchase orders and related agreements are included as Exhibit 6.4 to the Offering Statement of which this Offering Circular is part.

Boxabl received $9,245,574 million from ADS, being the full amount due under the terms of the contract, as final delivery has been completed.

We have also begun production on a 188 Casita order to a customer in the United States for which, due to unique circumstances, does not require the company to have finalized its modular home certifications.

We intend to being production and final sales to our retail and home builder potential customers once we are able to build at our desired production rates, and obtain state certifications. The initial ADS order and 188 Casita order allow us to continue development of our manufacturing procedures, and obtain end user feedback which we intend to utilize for further developments to the Casita product.

Competition

Our competition can be broken into the following categories:

●

Stick built: Traditional home building method, accounts for majority of the market.  Raw materials are brought to site and built by hand into finished buildings. This market is made up of many small builders. We think this group represents our likely customer base, as we provide them with a better solution.

●

Manufactured: Manufactured homes are standardized homes built in a factory and shipped to site. These homes are generally built to a lower standard called the nation HUD code and attempt to come in at the lowest cost possible. The defining factor with this product is that they are generally deemed personal property and not real property. Only a few large companies dominate this category.

●

Modular: Modular homes are factory-built homes required to be built to the same or higher building code standards of stick-built homes. These homes are generally more customizable than a manufactured home.

●	Panelized systems: Wall panels with different levels of finish are built in a factory and then assembled onsite, usually by those doing stick-built construction.

In addition, there are a few new and notable housing startups trying to address the problems in the housing markets. We see startups such as Blockable, Katerra, Factory OS, and Rad Urban, as direct competitors, but will also benefit from their efforts to make innovative design and construction the new norm in home building.

Employees

The company currently has 25 administrative staff and 50 production line staff, all full-time employees. This number experiences some fluctuation, and we expect to increase hiring as we continue to scale up production at our facility.

Litigation

On November 19, 2021, a former employee filed a complaint against the company and its executive officers and directors in the Eighth Judicial District Court of Clark County, Nevada, claiming breach of contract and wrongful termination. The company denies the merit of the allegations.

We know of no other existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

THE COMPANY’S PROPERTY

Our principal offices and initial construction space is located at our manufacturing facility at 5345 East Centennial Parkway, Las Vegas, Nevada. The mailing address is 5345 E N. Belt Rd., North Las Vegas, 89115. Leasing information is described below.

Initial Manufacturing Facility

On December 29, 2020, we entered into a lease for industrial space which we will make into our initial manufacturing facility. We will take possession of on May 1, 2021 on a sixty-five month lease. The address of the facility is 5345 E Centennial Pkwy, Building 1, North Las Vegas, NV 89115.

Material Lease Terms

Premises:	Building 1 located at 5345 East Centennial Parkway, North Las Vegas, NV 89115

Square Feet:	173,720 rentable square feet

Commencement Date:	May 1, 2021

Term:

65 months commencing on May 1, 2021 and ending August 31, 2026; the company’s first five months of rent have bene abated by the landlord, and the company will begin making  monthly rent payments on October 1, 2021.

Security Deposit:	$525,000

Monthly Base Rent:	Lease Months	Monthly Base Rent
	01 – 12	$87,728.60*
	13 – 24	$90,360.46
	25 – 36	$93,071.27
	37 – 48	$95,863.41
	49 – 60	$98,739.31
	61 - 65	$101,701.49

Triple Net Lease:	All costs, expenses, and obligations relating to the facility during the term of the lease, including operating expenses, repairs, insurance, and taxes, are the responsibility of Boxabl.

Second Manufacturing Facility

On June 13, 2022, we entered into a lease for additional industrial space which will support and enhance our operations at our initial manufacturing facility. We will take possession when the property has been made ready under the terms of the lease. The address of the facility is 5553 N. Belt. Road, North Las Vegas, NV.

Material Lease Terms

Address:	5553 N. Belt. Road, North Las Vegas, NV 89115

Square Feet:	132,960 rentable square feet

Commencement Date:	Following completion of Landlord’s Work

Term:	73 months commencing on after completion of the Landlord’s Work.

Security Deposit:	$611,616

Monthly Base Rent:	Lease Months	Monthly Base Rent
	01 – 12	$103,708.80
	13 – 24	$107,857.15
	25 – 36	$112,171,44
	37 – 48	$116,658.30
	49 – 60	$121,324.63
	61 - 72	$126,177.61
	73 +	$131,224.72

Triple Net Lease:	All costs, expenses, and obligations relating to the facility during the term of the lease, including operating expenses, repairs, insurance, and taxes, are the responsibility of Boxabl.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We have provided audited financial statements for the years-ended December 31, 2020 and 2019 that have been audited by dbbmckennon. In addition, we have provided our unaudited interim financial statements for the six-month periods ended June 30, 2021 and 2020. The unaudited interim statements may not include year-end adjustments necessary to make those financial statements comparable to audited results. In the opinion of management, all adjustments necessary to make the unaudited interim financial statements not misleading have been included. You should read the following discussion and analysis of our financial condition in conjunction with these statements.

Results of Operations

We have only recently commenced sales of our principal products and our results to date reflect efforts to build our initial business. Our 2020 gross revenues were $90,000 compared with 2019 gross revenues of $60,000. Revenue in 2020 was generated from a sponsorship payment to attend the Builder Shows, and not from our anticipated future business activities. This revenue was offset by an equal cost of revenue, for net revenues of $0. We had no revenue for the six-month periods ended June 30, 2021 or 2020. In late 2021, we began delivering Boxes under the contracts with ADS, Inc., and future financial statements will reflect revenues from this contract, along with certain costs of goods sold like raw materials and assembly costs, shipping, and labor.

Included in the costs of goods sold will be a 1% royalty paid to Build IP LLC, a company controlled by our founder and CEO, Paolo Tiramani, under the terms of our exclusive license agreement to utilize the patented technology necessary to produce and deliver our Boxes.

In 2020, we incurred $1,162,792 of operating expenses, compared to $707,547 in 2019 reflecting a significant increase in operating activity Our main expense incurred in 2020 was general and administrative and was related to increased payroll costs resulting from our management beginning to be compensated for their services and attorney fees related to the company’s offerings. That expense amounted to $677,313 or 58.3% of our total expenses for 2020. We anticipate that general and administrative expenses will continue to increase as we undertake activities to begin production of our Casita Boxes. These expenses are reflected in our interim financial statements, which show $2,157,986 in expenses for the first six months of 2021, compared to $326,665 for the same period in 2020. We also expect an increase in rent, shop supplies, equipment, utilities, raw materials and payroll expenses as we ramp up operations.

Based on the foregoing, we incurred a net loss of $1,162,792 in 2020, compared to a net loss of $707,547 in 2019. For the interim periods ended June 30, 2021 and 2020, we incurred a net loss of $2,157,986 and $326,665, respectively.

Liquidity and Capital Resources

As of December 31, 2020, the company held $3,676,341 in cash, and $126,838 in prepaid expenses. At that time, we also had $126,689 in account payable current liability. Those deferred costs of sales were recognized as part of revenue in 2020. By June 30, 2021, we had increased our cash on hand to $6,332,201 as a result of the offering of convertible notes pursuant to Rule 506(c) of Regulation D described below.

Our operations were initially financed by our holders of Common Stock, who contributed $630,810 to the company in 2019, and $258,111 in 2018 in the form of member contributions when organized as a limited liability company. During 2020, the holders of our Common Stock financed the company through a promissory note, for which the proceeds were used for operations and manufacturing three Casita prototypes. As of December 31, 2020, the loan amount was $563,911, plus accrued, and unpaid interest thereon and is due on demand. Beginning in July 2020, we undertook an offering of securities under Regulation Crowdfunding, which was also available to accredited investors pursuant to a concurrent offering under Rule 506(c) of Regulation D. The Regulation Crowdfunding offering closed in September 2020. Through these offerings, we received net proceeds of $989,749.99 on gross proceeds of approximately $1.07 million in our offering under Regulation Crowdfunding, and aggregate proceeds of $2,439,225 as of December 31, 2020, with an additional $265,250 received in 2021.

What was particularly exciting about the offering under Regulation Crowdfunding is how much interest we received. During the offering, we had received oversubscription interest from investors amounting to approximately $4 million. While we were restricted to only receiving gross proceeds of $1.07 million, it demonstrated to us there is great interest in the product, and interest from investors.

Beginning in November 2020, we commenced an offering of convertible notes pursuant to Rule 506(c) of Regulation D. We sought to raise up to $50,000,000 in that offering. The notes sold under that offering will convert into the Non-Voting Series A-1 Preferred Stock of the company upon qualification of this offering under Regulation A. As of February 8, 2022, we have sold $31,390,208 worth of convertible notes, representing 538,676,828 shares of our Series A-1 Preferred Stock, with $5,108,070 received prior to June 30, 2021. On February 8, 2022, we received an additional $1,000,000 from the sale of these notes.

Additionally, on May 3, 2021, the company filed a Form C to undertake an additional offering under Regulation Crowdfunding to at-first raise an additional $3.93 million under that exemption following amendments to Regulation Crowdfunding that went effective on March 15, 2021. This offering was amended to raise up to $5 million after 12 months had passed from the close of the company’s 2020 Regulation Crowdfunding offering. Our 2021 Regulation Crowdfunding offering was terminated on November 12, 2021, and resulted in gross proceed of approximately $4.8 million, with $3,267,114 received prior to June 30, 2021.

Concurrently with this offering, we are also seeking to raise further capital from accredited investors pursuant to Rule 506(c) of Regulation D. We may seek up to $500,000,000 from those investors through the sale of our Series A-2 Preferred Stock in that offering, with $5,476,940 raised as of March 20, 2022. The sale of our Series A-2 Preferred Stock is on the same terms as in this offering under Regulation A, but offers pricing tiers to incentivize larger investments. The company also anticipates seeking an additional $500,000,000 in debt financing to advance its business objectives.

Inventory

With proceeds from our previous offerings discussed above, we have been able to begin production of Casita Boxes. The production process begins by acquiring raw materials, which have seen increased delivery delays worldwide. To get ahead of these delays, we are seeking additional funds as part of this offering to acquire those materials in anticipation of additional orders.  As of June 30, 2021, we had $2,307,086 of inventory compared to no inventory as of December 31, 2020.

Deferred Revenue

As of June 30, 2021, our balance sheet reflects the amount received on the contract with ADS, Inc. as deferred revenue of $4,622,785. Until we are able to complete delivery of the Casita Boxes pursuant to this order, we will not be able to recognize any funds from this order as revenue. If we are not able to deliver on the order, we may be required to refund some amounts paid by ADS, Inc.

Customer Deposits

As part of our waitlist program for the Casita, we have allowed for potential customers to reserve a place in line, or make small deposits towards the purchase of a Casita. As of June 30, 2021, we had recorded $686,975 in customer deposits as a liability to the company, having received $310,800 in the six months ended June 30, 2021.

Expense Commitments

From the proceeds of these previous offerings and the current offering, we believe we have sufficient capital to begin producing Boxes that have been ordered in our manufacturing facility. On December 28, 2020, we entered into a sixty-five month lease for a site which we will make into our manufacturing facilities, with the lease date beginning May 1, 2021. The initial monthly rent is $87,728.60 per month for the first 12 months. We are required to deliver one month of lease payments, a security deposit of $525,000 and our share of operating expenses for the property prior to taking possession of the facility. This amount totals at $631,837.80.

Plan of Operations

Now that we have proven our concept to builders at trade shows, and received significant interest in the form of waitlist subscribers, and deposits on the purchase of Casita Boxes, we are entering a capital-intensive phase of operations.

We have moved all equipment to the new factory, which is functional and producing Casitas. Additional capital will allow for acquiring raw materials ahead of receiving orders in order to ensure a steady supply of materials to build our Casitas, as well as acquiring additional capital equipment to increase production efficiency and maximize output at our starter production facility.

Planned Timeline

The following timeline is based on receiving gross proceeds of $70,000,000 in this offering. We will adjust the schedule based on available financing.

Month 1-2:	Continue ramping production, hiring new staff and increasing efficiency to meet initial order requirements

Month 2-4:	Complete delivery on our initial orders

Month 4-6:	Produce additional Boxes for consumer testing and reviews.

Month 6-9:	Begin production and delivery of Casita Boxes to prospective customers who have placed deposits and have completed their order payments.

Month 12+:	Following what has been learned in the factory production process for our initial production facility, take steps to initial development of a second production facility.

There is no assurance that we will be able to meet this timeline. It is provided to identify our intentions for moving forward during the next 12 months of operation after receiving funds in this offering.

Unit Economics

Our current modeling shows that we will be able to construct Casitas at an approximate cost of $30,000 per unit. This includes the structure, finishings, appliances, and labor. Our initial units being delivered as part of the order to ADS, Inc. have been above this price point, at approximately $46,600 material cost, as a result of components over which we believe our procedures and factory setting will allow for greater scale and reduced cost in the future, including the insulation, trim, and exterior skin. With improvements in our manufacturing process, we believe we will be able to bring the total material cost down to under $30,000 during 2022. If we are able to secure better prices on our manufacturing inputs through advantageous relationships with strategic partners, we believe we may be able to bring these input costs down further.

As a result of inflation, and materials price increases, we have determined that our per unit selling price for the Casitas will be increased from $50,000 to $60,000. This price will not include shipping, which will be the responsibility of the customer.

Trend Information

An important milestone for the company was receiving deposits of $400,000 from over 2,000 potential customers, representing potential revenues of over $100 million. Deposits of $376,175 were received as of December 31, 2020. In total we have received interest from more than 70,000 potential customers wishing to reserve their place in line for when production of the Casita begins beyond our initial order with ADS, Inc. Each of these potential customers have agreed to our Room Module Order Agreement. Of that number, approximately 4,000 have placed deposits ranging for $100, $200, or $1,200 for over 4,400 Casitas. The purchase of a single Casita by each of those potential customers who have placed deposits represents potential revenue of $235 million, and potential revenue of over $1 billion if all potential customers, including those who have not placed deposits, were to order one Casita. While we are not guaranteed to receive binding orders or revenue from them, they demonstrate significant interest for when we are able to begin scaling production.

Currently at our initial production facility, we believe we will be able to produce six Boxes per shift. We worked with industry leading consultants to develop a plan for maximizing production efforts through automation, process efficiency, and supply chain considerations. If we are able to achieve the plan as set out by our consultants, this would result in constructing approximately 400 Boxes in the first year, and 3,600 in the second year once we reach standard production, which would consist of two shifts per day, six days a week, and result in producing one Box every 90 minutes.

We have taken a number of measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our people and securing the supple of materials that are essential to our production process, such as sheet steel, EPS foam, and PVC extrusions. At this stage, the impact of our business and results has not been significant. We do expect a reduction in the supply of goods and materials from our Chinese suppliers, which supply magnesium oxide board. We will continue to follow the various government policies and advice, and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our people.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our shareholders could receive less information than they might expect to receive from more mature public companies.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office	Fulltime with the company?
Executive Officers
Paolo Tiramani	Founder and CEO	61	Since December 2017	Yes

Directors
Paolo Tiramani	Director	61	Since June 2020
Hamid Firooznia	Director	74	Since June 2020
Galiano Tiramani	Director	33	Since June 2020

Significant Employees
Kyle Denman	Senior Engineer	29	Since December 2017	Yes
Galiano Tiramani	Business Development	33	Since December 2017	Yes

We are a small core team with a diverse background that is ready to hire appropriate industry expertise once we begin factory setup.

Paolo and Galiano Tiramani are father and son.

Officers and Significant Employees

Paolo Tiramani, Founder and Chief Executive Officer, Director

An industrial designer and mechanical engineer, Paolo has over 150 patent filings which have generated more than $1 billion in retail sales.  Paolo founded Boxabl in 2017 and has funded Boxabl to date through his intellectual property investment company 500 Group Inc., which has been in operation since 1986.  Paolo also founded Supercar System in 2014. Paolo moved operations to Las Vegas Nevada two years ago for its strategic location, business and tax climate to develop the Boxabl project into an operating company.

Kyle Denman, Senior Engineer

Kyle is the senior engineer spearheading development of the Boxabl technology, and joined Boxabl in 2017 following fist working with Paolo at Supercar System, where he started in 2016.  A graduate in Mechanical Engineering from Stonybrook University he holds over 20 civil engineering and automotive mechanical patents.  Kyle has been swinging a hammer since he was 12 years old for his family owned construction company and brings a deep understanding of all field issues with the industry combined with substantial engineering skills.

Galiano Tiramani/ Business Development, Director

Galiano is an entrepreneur who has previously founded two companies prior to joining Boxabl. The first company was a cryptocurrency exchange and ATM network, which acts as a custodian for customer funds that had an annual trade volume in excess of $10 million.  Galiano also founded and operated a large green farming and processing facility which was sold in 2018.  Boxabl will be Galiano’s third company he hopes to make fully operational and revenue generating.

Hamid Firooznia, Director

Hamid brings 40 years of finance and tax strategies in construction, distribution, engineering, intellectual property and not-for-profit as well as high net worth individuals. Hamid is a partner in a New York State CPA firm for over 35 years. He holds a bachelor's degree in economics and master’s degrees in business administration in accounting.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended 2021 the company compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Paolo Tiramani	CEO	$396,000	—	$396,000
Galiano Tiramani	Business Development	$395,999.98	—	$395,999.98
Kyle Denman	Senior Engineer	$119,493.04	—	$119,493.04

For the fiscal year ended December 31, 2021, we did not compensate our directors for their services as director to the company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of November 23, 2021, following the 10-for-1 forward split, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Paolo Tiramani(1)	2,220,000,000 shares of Common Stock	-(2)	74%
Common Stock	Galiano Tiramani(1)	780,000,000 shares of Common Stock	-(2)	26%
Common Stock	Officers and Directors as a Group	3,000,000,000 shares of Common Stock	—	100%

(1)C/o Boxabl Inc., 5345 E. No. Belt Rd., North Las Vegas, NV, 89115.

No holder of the company’s Series A Preferred Stock holds a 10% or greater interest of that class of securities

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Intellectual Property License

Boxabl entered into the exclusive license with Build IP, LLC on June 16, 2020, and amended in November 2021. Build IP, LLC is controlled by Boxabl’s founder and CEO, Paolo Tiramani. The license will continue in perpetuity unless terminated by written agreement of Boxabl and Build IP, LLC, or by reason of default for (1) failure to pay, (2) failure to perform any material obligations under the license, or (3) insolvency of either party. Pursuant to the license agreement, Boxabl will pay a license fee of 1% of the net selling price generated from the sale of its Boxes to Build IP, LLC. Boxabl has the right to sublicense any of the rights and obligations under the exclusive license, which will facilitate our anticipated factory franchise business model.

Operating Lease

Boxabl has a verbal agreement with a related party, Supercar System, Inc., to provide office space to Supercar System, Inc. on a month-to-month basis. Supercar System, Inc. is controlled by Boxabl’s founder and CEO, Paolo Tiramani.

Related Party Loans

The company issued a promissory note to its majority shareholder and CEO subsequent to the year ended December 31, 2020, to formalize terms of loans which were previously made subject to verbal agreements. The proceeds of the note were received in 2020. As of December 31, 2020, the loan amount is $563,911, plus accrued, and unpaid interest thereon and is due on demand. The principal balance outstanding bears a simple interest rate at the annual “prime rate” published by the Wall Street Journal (3.25% at December 31, 2020) plus one percent (1.0%). Interest accrues on the entire principal sum of this promissory note beginning January 1, 2021.

SECURITIES BEING OFFERED

General

We are offering Non-Voting Series A-2 Preferred Stock, as well as Non-Voting Series A-1 and Series A Preferred Stock to investors in this offering at prices of $0.80, $0.079 and $0.014 per share, respectively. Our selling securityholder is also selling Common Stock of the company at a price of $0.80 per share. The Non-Voting Series A-2, Series A-1 and Series A Preferred Stock will convert into the Common Stock of the company automatically upon the occurrence of certain events, such as an underwritten initial public offering. We are offering up to 85,620,000 shares of Non-Voting Series A-2 Preferred Stock, up to 12,658,227 shares of Non-Voting Series A-1 Preferred Stock, and up to 35,714,286 shares of Non-Voting Series A Preferred Stock, each convertible into an equivalent number of shares of Common Stock into which the respective class of Preferred Stock may convert. Additionally, our selling securityholder is offering up to 6,250,000 shares of Common Stock.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Fourth Amended and Restated Articles of Incorporation and our Bylaws. For a complete description of our capital stock, you should refer to our Fourth Amended and Restated Articles of Incorporation, and our Bylaws, and applicable provisions of the Nevada corporation law.

Our authorized capital stock consists of 6,600,000,000 shares of Common Stock, with 3,000,000,000 outstanding as of March 20, 2022, and 3,400,000,000 authorized shares of Preferred Stock, with 261,334,510 shares outstanding as of March 20, 2022. Of the 3,400,000,000 authorized shares of Preferred Stock, 250,00,000 are designated as Non-Voting Series A Preferred Stock, 1,100,000,000 are designated as Non-Voting Series A-1 Preferred Stock, and 1,150,000,000 are designated as Non-Voting Series A-2 Preferred Stock. The outstanding shares reflect the company’s 10-for-1 forward split, which was effective on November 23, 2021.

Non-Voting Series A-2, A-1 and Series A Preferred Stock

Voting Rights

Holders of Non-Voting Series A-2, A-1 and Series A Preferred Stock will have no voting rights on matters put to the stockholders for a vote.

Right to Receive Liquidation Distributions

In any event of any voluntary or involuntary liquidation, dissolution or winding up of the company, after payment to all creditors of the company, the remaining assets of the company available for distribution to its stockholders will be distributed first among the holders of Non-Voting Series A-2, A-1 and Series A Preferred Stock together, and then to the holders of Common Stock. The Non-Voting Series A Preferred Stock issued in our concurrent offerings under Regulation Crowdfunding and Regulation D include a preferred liquidation preference in an amount equal to $0.017 per share held (the “Preferred Payment” following the 10-for-1 forward split). This Preferred Payment represents a bonus those holders, as they paid the equivalent of $0.014 per share and are eligible for a Preferred Payment of $0.017 per share. The Preferred Payment for the Series A-1 Preferred Stock is $0.079 per share. The Preferred Payment for the Series A-2 Preferred Stock is $0.80 per share, which is equal to the per share price in this offering. Investors who received their shares of Series A-1 Preferred Stock in the company’s offering under Regulation Crowdfunding at $0.071 per share will have the same Preferred Payment of $0.079 per share, representing a bonus to those holders as well.

If there are insufficient assets for the Preferred Payment, then the holders of the Non-Voting Series A-2, A-1 and Series A Preferred Stock will receive their pro rata share of available assets upon liquidation of the company. By way of example, if in the event of liquidation the company were only to have distributable assets of $0.50 for every dollar invested by the preferred stock holders, each holder of Series A Preferred Stock would receive $0.0085 per share held, the Series A-1 Preferred Stock holders would receive $0.0395 per share held, the Series A-2 Preferred Stock holders would receive $0.40 per share held, and the holders of Common Stock would receive nothing.

Conversion Rights

Upon the occurrence of firm underwriting registered offering (an “IPO”), the Non-Voting Series A-2, A-1 and Series A Preferred Stock will automatically convert into voting Common Stock of the company.

Rights and Preferences

Holders of the company's Non-Voting Series A-2, A-1 and Series A Preferred Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Non-Voting Series A-1 and Series A Preferred Stock.

Common Stock

Voting Rights

Holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of the Stockholders and written actions in lieu of meetings, including the election of directors.

Right to Receive Liquidation Distributions

Subject to any rights of the holders of the Non-Voting Preferred Stock, in any event of any voluntary or involuntary liquidation, dissolution or winding up of the company, after payment to all creditors of the company, the remaining assets of the company available for distribution to its stockholders will be distributed among the holders of Common Stock on a pro rata basis by the number of shares held by each holder.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Stockholders Agreement

All holders of the company’s Common Stock and Series A-2, A-1 and Series A Preferred Stock will be subject to our Stockholders Agreement. The following summary is qualified in its entirety by the terms and conditions of the Stockholders Agreement itself.

Directors and Management of the Company

The Stockholders Agreement provides for control of the Board of Directors of the company by Paolo Tiramani and Galiano Tiramani. The Stockholder Agreement further provides for supermajority approval of the voting holders of Common Stock of the company for the company to undertake specified actions.

Restriction on Transfer

Holders of the Common Stock and Series A-2, A-1 and Series A Preferred Stock are restricted from transferring their shares acquired in this offering, except under limited circumstance following approval of the Board of Directors of the company. The purpose of this provision is to grant a measure of control to the Board of Director to ensure that any transfer does not result in ownership interests by competitors of the company, or would create significant burdens or obligations for the company to comply with federal or state laws. For any transfer approved by the Board of Directors, the transferee will be required to become party to the Stockholders Agreement as well.

Release of Obligations Upon Transfer

As the Stockholders Agreement applies to senior management of the company as well as investors in this offering, it includes obligations that may not be applicable to all investors because of their circumstances. For instance, the Stockholders Agreement includes a requirement to maintain the confidentiality of non-public information about the company. However, an investor in this offering would likely only have access to public information, and never encounter an instance in which the investor would incur any liability to the company for sharing of such information. Other provisions, like the representation about the capacity or authority to enter into the Stockholders Agreement, if breached by the investor, may require corrective actions to be taken, which create liability to the company by the investor. Further, as noted above, the Stockholders Agreement includes certain restrictions on transfer which must be complied with, otherwise corrective actions would need to be taken, creating a liability to the company by the investor.

That said, investors will only be subject to the provisions of the Stockholders Agreement while holding the shares of the company. Should an investor transfer of all the shares held by the investor, in compliance with the Stockholders Agreement, the investor will have no further obligations under the Stockholders Agreement and not be liable to the company for any action that may be considered a breach of the Stockholders Agreement.

Termination of Stockholders Agreement

The Stockholders Agreement will terminate upon the earliest of (1) the consummation of an IPO pursuant to an effective registration statement; (2) a merger or business combination resulting in the company being traded on a national securities exchange; (3) the date that there are no holders of the company’s equity securities; (4) dissolution or winding up of the company; or (5) by unanimous agreement of the stockholders of the company.

Forum Selection Provision

The Stockholders Agreement requires that any suit or action based on contract or tort, or otherwise to enforce any provision of the Stockholders Agreement be brought in the Eighth Judicial District Court of Clark County, Nevada. If the Eighth Judicial District Court of Clark County does not have jurisdiction, then the matter may be adjudicated in another state district court in the State of Nevada, or in federal court located within the State of Nevada. Although we believe the provision benefits us by providing increased consistency in the application of Nevada law in the types of lawsuits that may be brought to enforce contractual rights and obligations under the Stockholders Agreement and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.  As a result, the exclusive forum provision may not be used to bring actions in state courts for suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.  Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The Stockholders Agreement also provides that investors waive the right to a jury trial of any claim they may have against us arising out of or relating to the Stockholders Agreement, including any claim under federal securities laws.  By investing in this offering, the investor knowingly and voluntarily waives his or her jury trial rights. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Spousal Consent

The company requires that a married investor provide a spousal consent to the Stockholders Agreement. A spousal consent is important to the company because in the event of dissolution of a marriage, or death of the investor with the spouse inheriting the securities in this offering, the spouse taking possession of the shares will be bound by the terms of the Stockholders Agreement, providing certainty to the company for the enforcement of the agreement. The company requires that the spousal consent be provided to the company within 15 days of confirmation of an investment in the company. While, non-receipt of a spousal consent when necessary may result in equitable remedies pursuant to the Stockholders Agreement, it is not a condition of the investment or being a stockholder of the company.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

Boxabl Inc.

Revised Financial Statements

(Prepared Internally)

For the Periods Ended June 30, 2021 and December 31, 2020

BOXABL INC.

CONDENSED BALANCE SHEET

(PREPARED INTERNALLY)

	June 30, 2021 (as restated)	December 31, 2020
Assets
Current Assets
Cash and Cash Equivalents	$6,332,201	$3,676,341
Inventory	2,307,086	-
Deposits on Inventory	1,282,333	-
Prepaids	141,486	126,838
Total Current Assets	10,063,106	3,803,179

Property, Equipment and Other Assets
Machinery & Equipment, net	1,019,918	53,222
Deposits on Equipment and Inventory	1,132,401	410,606
Deferred offering costs	38,865	13,000
Security Deposit	525,000	526,000
Leasehold Improvement Escrow Account	1,575,434
Total Property, Equipment and Other Assets	4,291,618	1,002,828
Total Assets	14,354,724	4,806,007

Liabilities and Equity
Current Liabilities
Accounts Payable	$782,181	$126,689
Accrued Interest Expense	130,895	-
Customer Deposits	686,975	376,175
Deferred Revenue	4,622,785	2,346,893
Shareholder Notes Payable - Paolo	563,911	563,911
Other Current Liabilities	15,745	27,400
Total Current Liabilities	6,802,492	3,441,068

Long-Term Liabilities
Convertible Promissory Notes	5,245,866	167,700
Total Notes Payable and Convertible Promissory Notes	5,245,866	167,700
Total Liabilities	12,048,358	3,608,768
Equity
Series A Preferred stock, $0.00001 par, 250 million shares authorized 187,803,030 shares issued and outstanding	2,577,375	2,289,425
Series A-1 Preferred stock, $0.00001 par, 1.1 billion shares authorized 41,960,060 shares issued and outstanding	2,979,164
Common stock, $0.00001 par, 4,250,000,000 shares authorized, 3,000,000,000 shares issued and outstanding	300,000	300,000
Additional-Paid-In Capital	588,921	588,921
Total Investor Contributions	6,445,460	3,178,346
Accumulated Deficit	(4,139,093)	(1,981,107)
Total Equity	2,306,367	1,197,239
Total Liabilities and Equity	$14,354,724	$4,806,007

See Revised Notes to the Revised Financial Statements

BOXABL INC.

CONDENSED STATEMENT OF OPERATIONS

(PREPARED INTERNALLY)

	For the Six Months Ended June 30,
	2021 (as restated)	2020
Revenue	$-	$-
Gross Profit	-	-
Operating Expenses
General and Administrative	1,554,995	189,178
Sales and marketing	292,624	23,618
Research & Development	310,367	113,869
Total Operating Expenses	2,157,986	326,665

Operating loss	(2,157,986)	(326,665)

Net loss	$(2,157,986)	$(326,665)

Net loss per common share - basic and diluted	$(0.0007)	$(0.000)

Weighted average common shares - basic and diluted	3,000,000,000	3,000,000,000

See Revised Notes to the Revised Financial Statements

BOXABL INC.

CONDENSED STATEMENT OF CHANGES TO STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(PREPARED INTERNALLY)

							Additional		Total
	Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2020	-	$-	170,864,790	$2,289,425	3,000,000,000	$300,000	$588,921	$(1,981,107)	$1,197,239

Issuance of Series A Preferred stock (as restated)			16,938,240	$287,950			$-		$287,950
Issuance of Series A-1 Preferred stock (as restated)	41,960,060	$2,979,164							$2,979,164
Net Loss (as restated)								$(2,157,986)	$(2,157,986)
Balance, June 30, 2021 (as restated)	41,960,060	$2,979,164	187,803,030	$2,577,375	3,000,000,000	$300,000	$588,921	$(4,139,093)	$2,306,367

	Members'	Series A Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Equity	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2019	$888,921	-	-	-	-	-	$(818,315)	$70,606

Conversion of LLC to C Corporation	(888,921)	-	-	3,000,000,000	300,000	588,921	-	-
Issuance of Series A Preferred Stock	-	170,864,790	2,439,225	-	-	-	-	2,439,225
Offering costs	-	-	(149,800)	-	-	-	-	(149,800)
Net loss	-	-	-	-	-	-	(326,665)	(326,665)
Balance, June 30, 2020	$-	170,864,790	$2,289,425	3,000,000,000	$300,000	$588,921	$(1,144,980)	$2,033,366

See Revised Notes to the Revised Financial Statements

BOXABL INC

CONDENSED STATEMENT OF CASH FLOWS

JUNE 30, 2021 AND JUNE 30, 2020

(PREPARED INTERNALLY)

	For the Six months ended
	June 30,
	2021 (as restated)	2020
Cash flows from operating activities:
Net loss	(2,157,986)	(326,665)
Adjustments to reconcile Net loss to net cash used in operations:
Depreciation	71,738	8,334
Changes in operating assets and liabilities:
Deferred costs of sales	-	90,000
Other current assets	(3,604,067)	3,009
Accounts payable	774,732	(20,377)
Deferred revenue	2,275,892	(60,000)
Customer deposits	310,800	206,304
Other current liabilities	-	(105,742)
Net cash provided by (used in) operating activities	(2,328,892)	(205,137)

Cash flows from investing activities:
Purchase of property and equipment and deposits	(1,760,229)	(8,882)
Leasehold Improvement Escrow Account	(1,575,424)
Deposits	1000	-
Net cash used in investing activities	(3,334,663)	(8,882)

Cash flows from financing activities:
Proceeds from capital contributions	-	60,000
Proceeds from loan pay - related parties	-	282,748
Payments on loans payable - related parties	-	(59,959)
Proceeds from convertible notes payable	5,078,116	-
Offering costs	(25,865)	-
Proceeds from sale of Series A preferred stock	287,950	-
Proceeds from sale of Series A-1 preferred stock	2,979,164	-
Net cash provided by financing activities	8,319,415	282,789

Net increase in cash and cash equivalents	2,655,860	68,770
Cash and cash equivalents as of January 1	3,676,341	115,980
Cash and cash equivalents as of June 30	$6,332,201	$184,750

See Revised Notes to the Revised Financial Statements.

Boxabl Inc.

Revised Notes to Financial Statements

June 30, 2021 and 2020

NOTE 1- INCORPORATION AND NATURE OF OPERATIONS

Boxabl Inc., is a development stage Nevada (“C”) corporation originally organized as a Nevada limited liability company, on December 2, 2017. The corporation converted from a Nevada limited liability company to a Nevada corporation on June 16, 2020. The financial statements of Boxabl Inc., (which may be referred to as the “Company”, “Boxabl”, “we”, “us” or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s headquarters are in Las Vegas, Nevada.

Boxabl Inc., (which may refer to its product as “boxes”, “casita”, “ADU” or “Alternative Dwelling Unit”) is in the process of building a new type of modular box with the help of modern manufacturing processes. Its product will result in superior, higher quality residential and commercial buildings in half the time and half the cost, by resolving the problems of labor shortages and using approximately 80% less building material. The Company has developed patented pending shipping technology, which will help it serve large geographic areas from one factory. This innovation allows the Company to serve the entire USA and even international markets.

Restatement

On January 3, 2022, management of the Company realized that previously filed financial statements as of June 30, 2021 required restatements.  Due to personnel and software changes several transactions were not recorded or transferred properly in the new accounting software that were used to prepare the previously issued financial statements.

Boxabl Inc.

Revised Notes to Financial Statements

June 30, 2021 and 2020

The following is the impact of the restatement on the Condensed Balance Sheet as of June 30, 2021:

	June 30, 2021 (as reported)	June 30, 2021 (as restated)	Change
Assets
Current Assets
Cash and Cash Equivalents	$8,562,458	$6,332,201	$(2,230,257)
Inventory	2,060,234	2,307,086	246,852
Deposits on Inventory	-	1,282,333	1,282,333
Prepaids	141,486	141,486	-
Total Current Assets	10,764,178	10,063,106	(701,072)

Equipment, Machinery and Other Property	860,426	1,019,918	159,492
Deposits on Equipment	2,247,706	1,132,401	(1,115,305)
Other Fixed Assets	128,508	-	(128,508)
Deferred offering costs	13,000	38,865	25,865
Leasehold Improvement Escrow Account	-	1,575,434	1,575,434
Total Equipment, Machinery and Other Property	3,774,640	4,291,618	516,978
Total Assets	14,538,818	14,354,724	(184,094)

Liabilities and Equity
Current Liabilities
Accounts Payable	$281,609	$782,180	$500,571
Other Current Liabilities	30,157	15,745	(14,412)
Total Current Liabilities	6,316,332	6,802,491	486,159

Long-Term Liabilities
Notes Payable	54,911	-	(54,911)
Convertible Promissory Notes	5,275,770	5,245,866	(29,904)
Total Notes Payable and Convertible Promissory Notes	5,330,681	5,245,866	(84,815)
Total Liabilities	11,647,013	12,048,357	401,344
Equity
Series A Preferred stock, $0.00001 par, 250 million shares
authorized 187,803,030 shares issued and outstanding	6,120,671	2,577,375	(3,543,296)
Series A-1 Preferred stock, $0.00001 par, 1.1 billion shares
authorized 41,960,060 shares issued and outstanding	-	2,979,164	2,979,164
Common stock, $0.00001 par, 6.6 billion shares authorized,
3 billion shares issued and outstanding	300,000	300,000
Additional-Paid-In Capital	563,057	588,921	25,864
Total Investor Contributions	6,983,728	6,445,460	(538,268)

Accumulated Deficit	(4,091,923)	(4,139,093)	(47,170)
Total Equity	2,891,805	2,306,367	(585,438)
Total Liabilities and Equity	$14,538,818	$14,354,724	$(184,094)

The following is the impact on the Statement of Operations for the six months ended June 30, 2021:

	For the Six Months Ended June 30, 2021
	(as reported)	(as restated)	Change

Revenue	$-	$-	$-
Gross Profit	-	-	-
Operating Expenses
General and Administrative	1,463,387	1,554,996	91,609
Research & Development	354,805	310,367	(44,438)
Total Operating Expenses	2,110,815	2,157,986	47,171
Operating loss	(2,110,815)	(2,157,986)	(47,171)
Net loss	$(2,110,815)	$(2,157,986)	$(47,171)
Net loss per common share - basic and diluted	$(0.0007)	$(0.0007)	$-
Weighted average common shares - basic and diluted	3,000,000,000	3,000,000,000	-

The following is the impact on the Statement of Changes in the Stockholder Equity as of June 30, 2021:

	Shares (as reported)	Amount (as reported)	Shares (as restated)	Amount (as restated)	Change in Shares	Change in Amount
Series A Preferred Stock	355,599,760	$6,120,671	187,803,030	$2,577,375	(167,796,730)	$(3,543,296)
Series A-1 Preferred Stock	-	-	41,960,060	2,979,164	41,960,060	2,979,164
Common Stock	3,000,000,000	300,000	3,000,000,000	300,000	-	-
Additional Paid I n Capital		563,057		588,921	-	25,864
Accumulated Deficit		(4,091,923)		(4,139,093)	-	(47,170)
Balance, June 30, 2021	3,355,599,760	$2,891,805	3,229,763,090	$2,306,367	(125,836,670)	$(585,438)

The following is the impact restatement on the Condensed Statement of Cash Flows for the six months ending June 30, 2021:

	2021 (as reported)	2021 (as restated)	Change
Cash flows from operating activities:
Net loss	(2,110,815)	(2,157,986)	(47,171)
Adjustments to reconcile Net loss to net cash used in operations:
Other current assets	(2,074,883)	(3,604,067)	(1,529,184)
Accounts payable	18,640	774,732	756,092
Other current liabilities	282,257	-	(282,257)

Net cash provided by (used in) operating activities	(1,226,371)	(2,328,892)	(1,102,521)

Cash flows from investing activities:
Purchase of property, equipment, and deposits	(2,855,873)	(1,760,229)	1,095,644
Leasehold Improvement Escrow Account	-	(1,575,434)	(1,575,434)
Security deposit refunds	-	1,000	1,000
Net cash used in investing activities	(2,855,873)	(3,334,663)	(478,790)

Cash flows from financing activities:
Proceeds from capital contributions	(25,865)	-	25,865
Proceeds from loan pay - related parties	49,166	-	(49,166)
Payments on loans payable - related parties	(16,704)	-	16,704
Proceeds from convertible notes payable	5,108,070	5,078,166	(29,904)
Offering costs	22,449	(25,865)	(48,314)
Proceeds from sale of Series A preferred stock	3,831,246	287,950	(3,543,296)
Proceeds from sale of Series A-1 preferred stock	-	2,979,164	2,979,164
Net cash provided by financing activities	8,968,362	8,319,415	(648,947)
Net increase in cash and cash equivalents	4,866,117	2,655,860	(2,230,257)
Cash and cash equivalents as of January 1	3,676,341	3,676,341	-
Cash and cash equivalents as of June 30	$8,652,458	$6,332,201	$(2,230,257)

Boxabl Inc.

Revised Notes to Financial Statements

June 30, 2021 and 2020

NOTE 2 – GOING CONCERN (AS RESTATED)

The Company incurred a net loss of $2,157,986 during the six months ended June 30, 2021 and currently has limited revenues, which creates substantial doubt of its ability to continue as a going concern.

The Company expects to obtain funding through equity placement offerings until it consistently achieves positive cash flows from operations. The continuing viability of the Company and its ability to continue as a going concern is dependent on the Company being successful in its continued efforts in growing its revenue and/or accessing additional sources of capital. Management’s plan to address this need includes, (a) continued exercise of tight controls to conserve cash, and (b) obtaining additional equity financing. There are no assurances that our plans will be successful. See Notes 7 and 9 for additional information and amounts raised regarding the Company’s offerings.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with GAAP and are expressed in U.S. dollars. The Company’s fiscal year end is December 31.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2021 and the statements of operations, stockholders’ equity and cash flows for the six months ended June 30, 2021 and 2020 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2021 and the results of its operations and its cash flows for the six months ended June 30, 2021 and 2020. The financial data and other information disclosed in these notes related to the six months ended June 30, 2021 and 2020 are also unaudited. The results for the six months ended June 30, 2021 are not necessarily indicative of results to be expected for the year ending December 31, 2021, any other interim periods, or any future year or period.

Boxabl Inc.

Revised Notes to Financial Statements

June 30, 2021 and 2020

Revised Financials Statements (as restated)

Stockholders’ equity section of the Condensed Balance Sheet Series A-1 Preferred stock and Common stock shares issued now reflects the retroactive carry back of the 1-to-10 stock split. Generally Accepted Accounting Principles requires all stock figures disclosed on comparative financial statements to retroactively reflect any stock splits. Series A Preferred stock, Series A-1 Preferred stock, and Common stock issued and outstanding as of June 30, 2021, has been changed from 18,780,303 to 187,803,030, 4,196,006 to 41,906,060, and 300,000,000 to 3,000,000,000 respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise; government policies. These adverse conditions could affect the Company’s financial condition and the results of its operations.

On January 20, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic.  Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economic and financial markets of many countries, including the geographical area in which the Company operates.  Measures taken by various governments to contain the virus have affected economic activity. We have taken a several measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our stakeholders and securing the supply of material that are essential to our production process. At this stage, the impact on our business and results has not been significant. We do expect a reduction in the supply of goods and materials from our foreign suppliers. We will continue to follow the various government policies and advice, and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our stakeholders.

Decreased demand in the housing industry would adversely affect our business. Demand for new housing construction is tied to the broader economy and factors outside the Company’s control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we would experience a slower growth rate in demand for our Boxes.

Boxabl Inc.

Revised Notes to Financial Statements

June 30, 2021 and 2020

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability.  There are three levels of inputs that may be used to measure fair value:

•Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

•Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of approximately five years. Expenditures for maintenance, repairs, and minor improvements are charged to expense as incurred. Major improvements with economic lives greater than one year are capitalized. Leasehold improvements will be depreciated over the lesser of the lease term or the estimated useful life.

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  No impairment charges were recorded for the years ended June 30, 2021 and 2020.

Boxabl Inc.

Revised Notes to Financial Statements

June 30, 2021 and 2020

Revenue Recognition (as restated)

The Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the six months ended June 30, 2021 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-19. In addition, the adoption of the ASU did not have an impact on operations and financial statements. The Company determines revenue recognition through the following steps:

-Identification of a contract with a customer.

-Identification of the performance obligations in the contract.

-Determination of the transaction price.

-Allocation of the transaction price to the performance obligations in the contract.

-Recognition of revenue when or as the performance obligations are satisfied.

Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company’s customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risk and rewards of ownership, and customer acceptance. Revenue is recorded net of sales tax collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management’s estimates and the Company’s historical experience. The Company records a liability for deposits for future products. The liability is relieved, and revenue is recognized once the revenue recognition criteria is met.

In September 2020, the Company signed two purchase agreements with a customer to sell 156 Casitas Units for a total contract price of $9,245,574. The Company received a progress payment from the customer of $2,346,893 in December 2020, and $2,275,892 in February 2021 for which is reflected as deferred revenue.

The Company has received $686,975 in customer deposits for over 2,600 Boxabl units as of June 30, 2021. The amounts are reflected as customer deposits as the deposit does not guarantee a sales contract and is tandem to a reservation. The customer can request a refund of the deposit until a sale agreement is entered.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of products used in the production of the Company’s finished products, shipping, and the related labor overhead charges associated with that production. The cost of goods sold relate to contracts to provide a prototype home unit for display at a show, thus, costs incurred more than revenues recorded in connection with the contract are classified as research and development as these were determined to be costs associated with improving the Company’s process, in tandem to a prototype.

Advertising and Promotion (as restated)

Advertising and promotion are expensed as incurred. Advertising and promotion expense for the six months ended June 30,2021 and 2020 amounted to approximately $292,624 and $23,618, respectively, which is included in sales and marketing expense.

Boxabl Inc.

Revised Notes to Financial Statements

June 30, 2021 and 2020

Research and Development (as restated)

Research and development costs consisting of design, materials, consultants related to prototype developments are expensed as incurred. Total research and development costs for the six months ended June 30, 2021 and 2020 are $310,367 and $113,869, respectively.

Concentration of Credit Risk

Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits of $250,000 per institution that pays Federal Deposit Insurance Corporation (“FDIC”) insurance premiums. The Company has never experienced any losses related to these balances.

Income Taxes

The Company was formed as a Limited liability Company in Nevada for which the Company’s policy was to record distributions to its members related to the member’s federal and state income taxes that are attributable to the net income of the Company. The Company records such distributions when they are declared and made to the member. Federal and state income tax regulations require that the income or loss of a limited liability Company be included in the tax returns of the members; accordingly, there are no liabilities or provisions for income taxes recorded in the accompanying financial statements for the six months ended June 30, 2020.

On June 16, 2020, the Company converted to a Nevada Corporation. The conversion was tax-free under Internal Revenue Code, which is typically defined as a mere change in identity, form, or place of organization. Management elected to terminate the LLC election effective June 15, 2020 and the Company will operate for tax purposes as a C corporation from that date forward.

The Company accounts for income taxes in accordance with Accounting Standards Codification (“ASC”) Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Tax positions initially must be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently are to be measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and relevant facts.

Deferred Offering Costs (as restated)

Incremental costs directly associated with the offering of securities are deferred and charged against the gross proceeds of the offering upon completion. Costs associated with the Company’s Regulation CF and Regulation D totalled $149,800 which are netted against the related proceeds within stockholders’ equity. The Company had $38,865 of deferred offering costs, included in the non-current asset section, on the accompanying balance sheet at June 30, 2021 related to its anticipated Regulation A offering.

Boxabl Inc.

Revised Notes to Financial Statements

June 30, 2021 and 2020

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of revised shares due to the stock split of 1 to 10 common shares outstanding respectively during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2021, diluted net loss per share is the same as basic net loss per share for each year. As of June 30, 2021, the Company’s potentially dilutive instruments were the convertible promissory notes for which a conversion price had not been established and the Series A preferred stock for which is contingently convertible.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. Due to the FASB extension in June 2020, the guidance is effective for annual and quarterly periods beginning after December 15, 2021. The Company is currently determining the impact on their financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Boxabl Inc.

Revised Notes to Financial Statements

June 30, 2021 and 2020

NOTE 4 – PROPERTY AND EQUIPMENT (AS RESTATED)

The Company’s property and equipment consist of the following amounts as of June 30, 2021, and December 31, 2020:

	June 30, 2021	December 31, 2020

Machinery and Equipment	$1,121,770	$83,336
Less Accumulated Depreciation	(101,852)	(30,114)
	$1,019,918	$53,222

As of June 30, 2021, the Company paid $1,132,401 for deposits on factory equipment to be delivered at a later date. The total amount recorded as Deposits on Equipment on the balance sheet.

NOTE 5 – DEBT

Loan Payable to Officers

The Company executed a promissory note to the Company’s majority shareholder and CEO subsequent to the year ended December 31, 2020, to formalize the terms. The proceeds, for which all were received in 2020, were used for operations and manufacturing three casita prototypes. As of June 30, 2021, the loan amount is $563,911, plus accrued, and unpaid interest thereon and is due on demand. The principal balance outstanding bears a simple interest rate at the annual “prime rate” published by the Wall Street Journal (3.25% at December 31, 2020) plus one percent (1.0%). Interest shall accrue on the entire principal sum of this promissory note beginning January 1, 2021. The note will be subsequently reported as paid in full August 2021.

Convertible Notes Payable (as restated)

On November 17, 2020, the Company commenced an offering of convertible promissory notes pursuant to Rule 506(c) Regulation D, seeking to raise up to $50,000,000 of convertible promissory notes. Simple interest will accrue on an annual rate of 10.0% per annum. If the Company issues securities, under the anticipated Regulation A offering, the convertible promissory notes and accrued interest will automatically convert into shares offered under that offering at a conversion price equal to 75% of the per share price paid by the purchasers of such equity securities in the offering. If the convertible promissory notes have not been previously converted, principle and unpaid accrued interest will be due and payable at March 31, 2023. A beneficial conversion feature was not recorded as the convertible promissory notes are contingently convertible. As of June 30, 2021, the Company received $5,245,866 in convertible promissory notes.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a verbal contract with the majority shareholder and CEO to share certain costs related to office space, support staff, and consultancy services for which the related party covers the costs for which are incurred on behalf of the Company. There are no markups on these shared costs by the related party. During the year ended December 31, 2019, the controlling member contributed $630,810 to the Company for operating capital and research and development costs. Amounts provided by the related party in 2020 were treated as loans, see Note 5 for additional information.

The Company entered into an exclusive license agreement with Build IP LLC, an entity controlled by the Company’s majority shareholder and CEO. Under the terms of the agreement, Build IP LLC has agreed to license its structure, transport, and trademark patents to the Company. Quarterly royalty payments of 1% are due on royalty-bearing sales. As of June 30, 2021, no amounts are due under the agreement.

See Note 5 and 7 for additional related party transactions.

Boxabl Inc.

Revised Notes to Financial Statements

June 30, 2021 and 2020

NOTE 7 – STOCKHOLDERS’ EQUITY (AS RESTATED)

Preferred and Common Stock

The Company converted to a C-Corporation in the state of Nevada on June 16, 2020.  In conjunction with the conversion, the Company authorized the issuance of 4.25 billion shares of common stock with a par value of $0.00001 and 750 million shares of preferred stock with a par value of $0.00001.  The Company initially designated all shares of preferred stock as “Series A Preferred Stock”, see below for rights and preferences.

On June 16, 2020, 3 billion common shares were issued to the Company’s two stockholders in exchange for their membership interests in Boxabl, LLC.

On February 24, 2021, the Company filed an amendment to the articles of incorporation which increased the number of authorized preferred shares to 850 million, for which 202,516,980 and 647,483,020 shares were designated as Series A Preferred Stock and Series A-1 Preferred Stock, respectively.

On November 19, 2021, the Board of Director decided to increase the number of shares to the following: 6.6 billion shares of Common Stock of $0.00001 par value, 250 million shares of Series A Preferred Stock of $0.00001 par value, 1.1 billion shares of Series A-1 Preferred Stock of $0.00001 par value, 1.15 billion shares of Series A-2 Preferred Stock of $0.00001 par value, and 900 million shares of unclassified Preferred Stock of $0.00001 par value. Total of increased authorized shares is 10 billion. The balance sheet and notes in this report are reflected retroactively as discussed here.

The Series A Preferred Stock has the following preferences:

Holders of Series A Preferred Stock are not entitled to any voting rights. Shares of Series A preferred stock are convertible to common stock on a one for one basis upon the Company’s IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A Preferred Stock before payment is made to any holders of common stock. The Company’s stockholders agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The Series A-1 Preferred Stock has the following preferences:

Holders of Series A-1 Preferred Stock are not entitled to any voting rights. Shares of Series A-1 preferred stock are convertible to common stock on a one for one basis upon the Company’s IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A-1 Preferred Stock before payment is made to any holders of common stock. The Company’s Stockholders Agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The “Series A Original Issue Price” shall mean $0.017 per share, and the “Series A-1 Original Issue Price” shall mean $0.079 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock or the Series A-1 Preferred Stock, as the case may be.

The Company’s Regulation CF and Regulation D capital raises resulted in net proceeds of $2,022,425 and the issuance of 155,158,910 Series A Preferred Stock at $0.014 per share during the year ended December 21, 2020.

Boxabl Inc.

Revised Notes to Financial Statements

June 30, 2021 and 2020

On December 2, 2020, the Company was offering up to $1,000,000 worth of Series A Preferred Stock pursuant to Section 4(a)(2) to investors with established, pre-existing relationships to the Company at a price of $0.017 per share. The capital raise resulted in proceeds of $267,000 and the issuance of 15,705,880 Series A Preferred Stock at $0.017 per share as of December 31, 2020.  The Company received an additional $554,950 in proceeds and the issuance of 32,644,120 Series A Preferred Stock at $0.017 per share as of June 30, 2021.

On December 13, 2020, the Company engaged a broker dealer to perform administrative and compliance related functions in connection with the Company pending Regulation A capital raise of up to $49,500,000. No underwriting or placement agent services will be provided. As compensation for the services, the Company has agreed to pay the broker dealer a commission equal to 1% of the amount raised in the offering to support the offering on all newly invested funds after the issuance of a No Objection Letter by FINRA.

On October 17, 2020, the Company entered into an exclusive placement agency agreement. Under the terms of the agreement the Company is to pay 7.5% of the aggregate subscription proceeds for equity sold under the ongoing offerings including the pending Regulation A offering. In December 2020, the Company paid $13,000, and was recorded in other assets as deferred offering costs in the accompanying balance sheet as of December 31, 2020.

The Company has filed to raise up to $49,500,000 pursuant to Regulation A offering. The Company is offering a maximum of 626,582,280 shares of its Series A-1 Preferred Stock at a price of $0.079 per share on a “best-efforts” basis, as well as up to 35,714,290 shares of its Series A Preferred Stock at a price of $0.014 per share. The Company has set a minimum of $1,000,000 in gross proceeds to be received prior to the occurrence of any closing for Series A -1 Preferred Stock. There is no minimum for the Series A Preferred Stock.

The Company launch of convertible promissory notes pursuant to Rule 506(c) Regulation D, raised an additional $5,245,866 in proceeds as of June 30, 2021.

On May 3, 2021 the Company offered up to $3,930,000 in Series A-1 Preferred Stock at $0.071 with a minimum target amount of $10,000.

NOTE 8 – COMMITMENTS AND CONTINGENCIES (AS RESTATED)

Significant Contracts

In September 2020, the Company signed two purchase agreements with a customer to sell 156 Casitas Units, for a total contract price of $9,245,574. The 156 Casitas are to be delivered upon completion. The Company has received two progress payments as of June 30, 2021. The first progress payment of $2,286,893 was received in December 2020. The second progress payment of $2,275,892 was received in February 2021, within the 120-day terms of the purchase order acceptance. A third progress payment will be made in December 2021 and the remaining amount will be paid based on number of units to be delivered.

Operating Lease (as restated)

The Company has a verbal lease agreement with a related party to rent warehouse and office space on a month-to-month basis. The Company’s portion of the monthly rent is approximately $4,200.

Total rent expense for the six month periods ended June 30, 2021 was $36,920.

Boxabl Inc.

Revised Notes to Financial Statements

June 30, 2021 and 2020

On December 29, 2020, the Company signed a 65-month lease for their 173,000 sq ft. factory facility, commencing on May 1, 2021. As of December 31, 2020, a $525,000 security deposit, first month’s rent, $87,229, and first-month’s Tenant’s Percentage of Operating Expense Fees (CAM’s) $19,109, have been paid to the landlord. The monthly CAM will vary from month to month. The first month CAM will begin on May 1, 2021. The Company’s first five (5) months have been abated by the landlord and the Company will begin making monthly rent payments on October 1, 2021. Rents increase by 3% annually.

The following table summarizes the Company’s future minimum commitment under the non-cancelable operating lease agreements as of June 30, 2021.

Date	Total
2021	$142,321
2022	1,091,677
2023	1,106,012
2024	1,139,192
2025	1,173,368
Thereafter	903,465
Totals	$5,698,355

Litigation

There are no legal proceedings, which the Company believes will have a material adverse effect on its financial position.

NOTE 9 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date September 23, 2021 that the unaudited financial statements were available to be issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited financial statements.

Boxabl Inc.

Financial Statements

For the Years Ended December 31, 2020 and 2019

INDEPENDENT AUDITORS’ REPORT

To the Management and Directors of Boxabl Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Boxabl Inc. (formerly Boxabl, LLC) (the “Company”), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, members’ and stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these ﬁnancial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of ﬁnancial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these ﬁnancial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the ﬁnancial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the ﬁnancial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the ﬁnancial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the ﬁnancial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of signiﬁcant accounting estimates made by management, as well as evaluating the overall presentation of the ﬁnancial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has experienced operational losses from Inception and has yet to commence its intended operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

dbbmckennon

San Diego, California

April 22, 2021, except for the forward stock-split retrospectively presented in these financial statements described in Note 9, as to which the date is December 2, 2021.

Boxabl Inc.

(formerly Boxabl, LLC)

Balance Sheets

	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$3,676,341	$115,980
Deferred cost of sales	-	90,000
Prepaid expenses	126,838	-
Other current assets	-	4,009
Total current assets	3,803,179	209,989

Machinery and equipment, net	53,222	69,889
Security deposits	526,000	-
Deferred offering costs	13,000	-
Deposits on equipment	410,606	-
Total assets	$4,806,007	$279,878

Liabilities and Stockholders’/ Members’ Equity
Current liabilities:
Accounts payable	$126,689	$149,272
Deferred revenue	2,346,893	60,000
Customer deposits	376,175	-
Loan payable- related party	563,911	-
Other current liabilities	27,400	-
Total current liabilities	3,441,068	209,272
Convertible promissory notes	167,700	-
Total liabilities	3,608,768	209,272

Commitments and contingencies

Members’ equity		888,921
Series A Preferred stock, $0.0001 par, 75 million shares authorized, 170,864,790 shares issued and outstanding	2,289,425	-
Common stock, $0.0001 par, 425 million shares authorized, 3 billion shares issued and outstanding.	300,000	-
Additional paid-in capital	588,921	-
Accumulated deficit	(1,981,107)	(818,315)
Total stockholders’/members’ equity	1,197,239	70,606
Total liabilities and stockholders’/members’ equity	$4,806,007	$279,878

 See Notes to the Financial Statements.

Boxabl Inc.

(formerly Boxabl, LLC)

Statements of Operations

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Revenue	$90,000	$60,000
Cost of goods sold	90,000	60,000
Gross profit	-	-

Expenses:
General and administrative	677,313	188,495
Sales and marketing	183,047	11,705
Research and development	302,432	507,347
Total operating expenses	1,162,792	707,547

Operating loss	(1,162,792)	(707,547)

Net loss	$(1,162,792)	$(707,547)

Net loss per common share – basic and diluted	$(0.00)	-

Weighted average common shares – basic and diluted	3,000,000,000	-

See Notes to the Financial Statements

Boxabl Inc.

(formerly Boxabl, LLC)

Statement of Changes in Stockholders’ and Members

Equity for the Years Ended December 31, 2020 and 2019

						Additional		Total
	Members'	Series A Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders' &
	Equity	Shares	Amount	Shares	Amount	Capital	Deficit	Members' Equity
Balance, December 31, 2018	$258,111	-	$-	-	$-	$-	$(110,768)	$147,343
Members' contributions	630,810	-	-	-	-	-	-	630,810
Net loss	-	-	-	-	-	-	(707,547)	(707,547)
Balance, December 31, 2019	888,921	-	-	-	-	-	(818,315)	70,606

Conversion of LLC to C Corporation	(888,921)	-	-	3,000,000,000	300,000	588,921	-	-
Issuance of Series A Preferred Stock	-	170,864,790	2,439,225	-	-	-	-	2,439,225
Offering costs	-	-	(149,800)	-	-	-	-	(149,800)
Net loss	-	-	-	-	-	-	(1,162,792)	(1,162,792)
Balance, December 31, 2020	$-	170,864,790	$2,289,425	3,000,000,000	$300,000	$588,921	$(1,981,107)	$1,197,239

See Notes to the Financial Statements

Boxabl Inc.

(formerly Boxabl, LLC)

Statements of Cash Flows

	For Year Ended December 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,162,792)	$(707,547)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	16,667	8,241
Changes in operating assets and liabilities:
Deferred costs of sales	90,000	(30,000)
Other current assets	(122,829)	(4,009)
Accounts payable	(22,582)	114,561
Deferred revenue	2,286,893	40,000
Customer deposits	376,175	-
Other current liabilities	27,400	-
Net cash provided by (used in) operating activities	1,488,932	(578,754)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment and deposits	(410,607)	(56,171)
Deposits	(526,000)	-
Net cash used in investing activities	(936,607)	(56,171)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from capital contributions	-	630,810
Proceeds from loan payable – related parties	623,870	-
Payments on loans payable – related parties	(59,959)	-
Proceeds from convertible notes payable	167,700	-
Offering costs	(162,800)	-
Proceeds from sale of Series A preferred stock	2,439,225	-
Net cash provided by financing activities	3,008,036	630,810

Net (decrease) increase in cash and cash equivalents	3,560,361	(4,115)
Cash and cash equivalents at the beginning of year	115,980	120,095
Cash and cash equivalents at end of year	$3,676,341	$115,980

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See Notes to the Financial Statements.

NOTE 1- INCORPORATION AND NATURE OF OPERATIONS

Boxabl Inc., is a development stage Nevada (“C”) corporation originally organized as a Nevada limited liability company, on December 2, 2017. The corporation converted from a Nevada limited liability company to a Nevada corporation on June 16, 2020. The financial statements of Boxabl Inc., (which may be referred to as the “Company”, “Boxabl”, “we”, “us” or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s headquarters are in Las Vegas, Nevada.

Boxabl Inc., (which may refer to its product as “boxes”, “casita”, “ADU” or “Alternative Dwelling Unit”) is in the process of building a new type of modular box with the help of modern manufacturing processes. Its product will result in superior, higher quality residential and commercial buildings in half the time and half the cost, by resolving the problems of labor shortages and using approximately 80% less building material. The Company has developed patented pending shipping technology, which will help it serve large geographic areas from one factory. This innovation allows the Company to serve the entire USA and even international markets.

NOTE 2 – GOING CONCERN

The Company incurred a net loss of $1,162,792 during the year ended December 31, 2020 and currently has limited revenues, which creates substantial doubt of its ability to continue as a going concern.

The Company expects to obtain funding through equity placement offerings until it consistently achieves positive cash flows from operations. The continuing viability of the Company and its ability to continue as a going concern is dependent on the Company being successful in its continued efforts in growing its revenue and/or accessing additional sources of capital. Management’s plan to address this need includes, (a) continued exercise of tight controls to conserve cash, and (b) obtaining additional equity financing. There are no assurances that our plans will be successful. See Notes 7 and 9 for amounts raised and for additional information regarding the Company’s offerings.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with GAAP and are expressed in U.S. dollars. The Company’s fiscal year end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise; government policies. These adverse conditions could affect the Company’s financial condition and the results of its operations.

On January 20, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic.  Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economic and financial markets of many countries, including the geographical area in which the Company operates.  Measures taken by various governments to contain the virus have affected economic activity. We have taken a several measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our stakeholders and securing the supply of material that are essential to our production process. At this stage, the impact on our business and results has not been significant. We do expect a reduction in the supply of goods and materials from our foreign suppliers. We will continue to follow the various government policies and advice, and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our stakeholders.

Decreased demand in the housing industry would adversely affect our business. Demand for new housing construction is tied to the broader economy and factors outside the Company’s control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we would experience a slower growth rate in demand for our Boxes.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability.  There are three levels of inputs that may be used to measure fair value:

• Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

• Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of approximately five years. Expenditures for maintenance, repairs, and minor improvements are charged to expense as incurred. Major improvements with economic lives greater than one year are capitalized. Leasehold improvements will be depreciated over the lesser of the lease term or the estimated useful life.

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  No impairment charges were recorded for the years ended December 31, 2020 and 2019.

Revenue Recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the year ended December 31, 2020 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-19. In addition, the adoption of the ASU did not have an impact on operations and financial statements. The Company determines revenue recognition through the following steps:

Identification of a contract with a customer.

-Identification of the performance obligations in the contract.

-Determination of the transaction price.

-Allocation of the transaction price to the performance obligations in the contract.

-Recognition of revenue when or as the performance obligations are satisfied.

Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company’s customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risk and rewards of ownership, and customer acceptance. Revenue is recorded net of sales tax collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management’s estimates and the Company’s historical experience. The Company records a liability for deposits for future products. The liability is relieved, and revenue is recognized once the revenue recognition criteria is met. As of December 31, 2020, and 2019, the Company had deferred revenue of $2,346,893 and $60,000 presented in the accompanying balance sheets, respectively.

In September 2020, the Company signed two purchase agreements with a customer to sell 156 Casitas Units for a total contract price of $9,245,574. The Company received a progress payment from the customer of $2,346,893 in December 2020 for which is reflected as deferred revenue.

The Company has received $376,175 in customer deposits for over 2,100 Boxabl units as of December 31, 2020. The amounts are reflected as customer deposits as the deposit does not guarantee a sales contract and is tandem to a reservation. The customer can request a refund of the deposit until a sale agreement is entered.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of products used in the production of the Company’s finished products, shipping, and the related labor overhead charges associated with that production. The cost of goods sold relate to contracts to provide a prototype home unit for display at a show, thus, costs incurred more than revenues recorded in connection with the contract are classified as research and development as these were determined to be costs associated with improving the Company’s process, in tandem to a prototype.

Advertising and Promotion

Advertising and promotion are expensed as incurred. Advertising and promotion expense for the years ended December 31, 2020 and 2019 amounted to approximately $183,000 and $12,000, respectively, which is included in sales and marketing expense.

Research and Development

Research and development costs consisting of design, materials, consultants related to prototype developments are expensed as incurred. Total research and development costs for the years ended December 31, 2020 and 2019 are $302,432 and $507,347, respectively.

Concentration of Credit Risk

Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits of $250,000 per institution that pays Federal Deposit Insurance Corporation (“FDIC”) insurance premiums. The Company has never experienced any losses related to these balances.

For the years ended December 31, 2020 and 2019, one customer represented 100% of the total revenues for both years. The loss of this customer would have significant impact on the Company’s operations.

Income Taxes

The Company was formed as a Limited liability Company in Nevada for which the Company’s policy was to record distributions to its members related to the member’s federal and state income taxes that are attributable to the net income of the Company. The Company records such distributions when they are declared and made to the member. Federal and state income tax regulations require that the income or loss of a limited liability Company be included in the tax returns of the members; accordingly, there are no liabilities or provisions for income taxes recorded in the accompanying financial statements for the year ended December 31, 2019.

On June 16, 2020, the Company converted to a Nevada Corporation. The conversion was tax-free under Internal Revenue Code, which is typically defined as a mere change in identity, form, or place of organization. Management elected to terminate the LLC election effective June 15, 2020 and the Company will operate for tax purposes as a C corporation from that date forward.

The Company accounts for income taxes in accordance with Accounting Standards Codification (“ASC”) Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Tax positions initially must be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently are to be measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and relevant facts.

During the year ended December 31, 2020, the Company evaluated its net deferred tax assets of $167,794, which consisted primarily of net operating loss carryforward and determined a full valuation allowance was appropriate.

At December 31, 2020, the Company’s net operating loss (“NOL”) carry forward was $852,242, which originated from losses from June 15, 2020 forward. NOLs originating in 2020 can be carried forward indefinitely.  The difference between the statutory rate of 21% and the effective tax rate is due to a full valuation allowance on deferred tax assets.

As of December 31, 2020, and 2019, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company’s tax return from 2018 forward is open to federal and state tax examination. As of December 31, 2020, and 2019, there were not ongoing tax examinations.

Deferred Offering Costs

Incremental costs directly associated with the offering of securities are deferred and charged against the gross proceeds of the offering upon completion. Costs associated with the Company’s Regulation CF and Regulation D totaled $149,800 which are netted against the related proceeds within stockholders’ equity. The Company had $13,000 of deferred offering costs, included in the non-current asset section, on the accompanying balance sheet at December 31, 2020 related to its anticipated Regulation A offering.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020, diluted net loss per share is the same as basic net loss per share for each year. As of December 31, 2020, the Company’s potentially dilutive instruments were the convertible promissory notes for which a conversion price had not been established and the Series A preferred stock for which is contingently convertible.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. Due to the FASB extension in June 2020, the guidance is effective for annual and quarterly periods beginning after December 15, 2021. The Company is currently determining the impact on their financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 4 – PROPERTY AND EQUIPMENT

The Company’s property and equipment consist of the following amounts as of December 31, 2020, and 2019:

	December 31, 2020	December 31, 2019

Machinery and Equipment	$83,336	$83,336
Less Accumulated Depreciation	(30,114)	(13,447)
	$53,222	$69,889

During the years ended December 31, 2020 and 2019, the Company recognized $16,667 and $8,241 in depreciation expense, respectively.

In November 2020, the Company ordered $800,827 in factory equipment to be delivered in 2021. $400,450 in deposits payments were paid as of December 31, 2020. The total amount recorded as Deposits on Equipment on the balance sheet.

NOTE 5 – DEBT

Loan Payable to Officers

The Company executed a promissory note to the Company’s majority shareholder and CEO subsequent to the year ended December 31, 2020, to formalize the terms. The proceeds, for which all were received in 2020, were used for operations and manufacturing three casita prototypes. As of December 31, 2020, the loan amount is $563,911, plus accrued, and unpaid interest thereon and is due on demand. The principal balance outstanding bears a simple interest rate at the annual “prime rate” published by the Wall Street Journal (3.25% at December 31, 2020) plus one percent (1.0%). Interest shall accrue on the entire principal sum of this promissory note beginning January 1, 2021.

Convertible Notes Payable

On November 17, 2020, the Company commenced an offering of convertible promissory notes pursuant to Rule 506(c) Regulation D, seeking to raise up to $50,000,000 of convertible promissory notes. Simple interest will accrue on an annual rate of 10.0% per annum. If the Company issues securities, under the anticipated Regulation A offering, the convertible promissory notes and accrued interest will automatically convert into shares offered under that offering at a conversion price equal to 75% of the per share price paid by the purchasers of such equity securities in the offering. If the convertible promissory notes have not been previously converted, principle and unpaid accrued interest will be due and payable at March 31, 2023. A beneficial conversion feature was not recorded as the convertible promissory notes are contingently convertible. As of December 31, 2020, the Company received $167,700 in convertible promissory notes. See Note 9 for additional convertible notes received subsequent to December 31, 2020.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a verbal contract with the majority shareholder and CEO to share certain costs related to office space, support staff, and consultancy services for which the related party covers the costs for which are incurred on behalf of the Company. There are no markups on these shared costs by the related party. During the year ended December 31, 2019, the controlling member contributed $630,810 to the Company for operating capital and research and development costs. Amounts provided by the related party in 2020 were treated as loans, see Note 5 for additional information.

The Company entered into an exclusive license agreement with Build IP LLC, an entity controlled by the Company’s majority shareholder and CEO. Under the terms of the agreement, Build IP LLC has agreed to license its structure, transport, and trademark patents to the Company. Quarterly royalty payments of 1% are due on royalty-bearing sales. As of December 31, 2020, no amounts are due under the agreement.

See Note 5 and 7 for additional related party transactions.

NOTE 7 – STOCKHOLDERS’ EQUITY / MEMBERS’ EQUITY

Members’ Equity

The Company accounts for membership units as a percentage. As of December 31, 2019, 100% of the membership units were issued and outstanding. Allocation of income, losses, and voting was based on the percentages held by holder.

During the year ended December 31, 2019, the Company’s member contributed $630,810 to fund operations and manufacture three Casita prototypes.

Preferred and Common Stock

The Company converted to a C-Corporation in the state of Nevada on June 16, 2020.  In conjunction with the conversion, the Company authorized the issuance of 425 million shares of common stock with a par value of $0.0001 and 75 million shares of preferred stock with a par value of $0.0001.  The Company initially designated all shares of preferred stock as “Series A Preferred Stock”, see below for rights and preferences.

On February 24, 2021, the Company filed an amendment to the articles of incorporation which increased the number of authorized preferred shares to 850 million, for which 202,516,980 and 647,483,020 shares were designated as Series A Preferred Stock and Series A-1 Preferred Stock, respectively.

On June 16, 2020, 3 billion common shares were issued to the Company’s two stockholders in exchange for their membership interests in Boxabl, LLC.

The Series A Preferred Stock has the following preferences:

Holders of Series A Preferred Stock are not entitled to any voting rights. Shares of Series A preferred stock are convertible to common stock on a one for one basis upon the Company’s IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A Preferred Stock before payment is made to any holders of common stock. The Company’s stockholders agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The Series A-1 Preferred Stock has the following preferences:

Holders of Series A-1 Preferred Stock are not entitled to any voting rights. Shares of Series A-1 preferred stock are convertible to common stock on a one for one basis upon the Company’s IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A-1 Preferred Stock before payment is made to any holders of common stock. The Company’s Stockholders Agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The “Series A Original Issue Price” shall mean $0.017 per share, and the “Series A-1 Original Issue Price” shall mean $0.079 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock or the Series A-1 Preferred Stock, as the case may be.

The Company’s Regulation CF and Regulation D capital raises resulted in net proceeds of $2,022,425 and the issuance of 155,158,910 Series A Preferred Stock at $0.014 per share during the year ended December 21, 2020.

On December 2, 2020, the Company was offering up to $1,000,000 worth of Series A Preferred Stock pursuant to Section 4(a)(2) to investors with established, pre-existing relationships to the Company at a price of $0.017 per share. The capital raise resulted in proceeds of $267,000 and the issuance of 15,705,880 Series A Preferred Stock at $0.017 per share as of December 31, 2020.

On December 13, 2020, the Company engaged a broker dealer to perform administrative and compliance related functions in connection with the Company pending Regulation A capital raise of up to $49,500,000. No underwriting or placement agent services will be provided. As compensation for the services, the Company has agreed to pay the broker dealer a commission equal to 1% of the amount raised in the offering to support the offering on all newly invested funds after the issuance of a No Objection Letter by FINRA.

On October 17, 2020, the Company entered into an exclusive placement agency agreement. Under the terms of the agreement the Company is to pay 7.5% of the aggregate subscription proceeds for equity sold under the ongoing offerings including the pending Regulation A offering. In December 2020, the Company paid $13,000, and was recorded in other assets as deferred offering costs in the accompanying balance sheet as of December 31, 2020.

The Company has filed to raise up to $49,500,000 pursuant to Regulation A offering. The Company is offering a maximum of 626,582,280 shares of its Series A-1 Preferred Stock at a price of $0.079 per share on a “best-efforts” basis, as well as up to 35,714,290 shares of its Series A Preferred Stock at a price of $0.014 per share. The Company has set a minimum of $1,000,000 in gross proceeds to be received prior to the occurrence of any closing for Series A -1 Preferred Stock. There is no minimum for the Series A Preferred Stock.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Significant Contracts

In September 2020, the Company signed two purchase agreements with a customer to sell 156 Casitas Units, for a total contract price of $9,245,574. The Company will receive two progress payments. The first progress payment is 25% of the purchase order price upon acceptance of the purchase order, and the second progress payment is 25% of the purchase order price due on or after 120 days after the date of the purchase order acceptance. The remaining 50% of the purchase order balance will be prorated by the number of units included in each shipment. The Company received a progress payment of $2,346,893 in December 2020 which was recorded as deferred revenue on the balance sheet as of December 31, 2020. The 156 Casitas are to be completed and delivered by October 2021.

Operating Lease

The Company has a verbal lease agreement with a related party to rent warehouse and office space on a month-to-month basis. The Company’s portion of the monthly rent is approximately $4,200.

Total rent expense for the years ended December 31, 2020 and 2019 was $48,127 and $42,959, respectively.

On December 29, 2020, the Company signed a 65-month lease for their 173,000 sq ft. factory facility, commencing on May 1, 2021. As of December 31, 2020, a $525,000 security deposit, first month’s rent, $87,229, and first-month’s Tenant’s Percentage of Operating Expense Fees (CAM’s) $19,109, have been paid to the landlord. The monthly CAM will vary from month to month. The first month CAM will begin on May 1, 2021. The Company’s first five (5) months have been abated by the landlord and the Company will begin making monthly rent payments on October 1, 2021. Rents increase by 3% annually.

The following table summarizes the Company’s future minimum commitment under the non-cancelable operating lease agreements as of December 31, 2020.

Date	Total
2021	$284,641
2022	1,091,677
2023	1,106,012
2024	1,139,192
2025	1,173,368
Thereafter	903,465
Totals	$5,698,355

Litigation

There are no legal proceedings, which the Company believes will have a material adverse effect on its financial position.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events thru April 22, 2021, the date on which the financial statements were available to be issued.

The Company’s $1,000,000 offering of Series A Preferred Stock pursuant to Regulation D raised an additional $265,250 in proceeds and the issuance of 15,602,640 Series A Preferred Stock at $0.017 per share.

The Company’s offering of convertible promissory notes pursuant to Regulation D raised an additional $2,821,128 in proceeds.

The Company purchased $1,264,000 in factory equipment in 2021.

In February 2021, the Company received the second progress payment from a customer in the amount of $2,275,892 as stipulated in the purchase order. See Note 8.

In March 2021, the Company obtained a $50,000 Paycheck Protection Program loan, backed by the Small Business Administration.

In November 2021, following the approval of the Company’s Board of Directors and holders of a majority the Company’s voting stock, the Company filed an amendment to its Articles of Incorporation increasing the Company's authorized shares of Common Stock to 6.6 billion from 425 million and Preferred Stock to 3.4 billion from 85 million, respectively. and effected a 1-for-10 forward stock split of the Company’s outstanding shares of Common and Preferred Stock. Following the stock split, the Company had approximately 3 billion shares of Common Stock and 170,864,790 shares of Series A Preferred Stock outstanding. No fractional shares will be issued, and no cash or other consideration will be paid, in connection with the forward stock split. Instead, the Company will issue ten whole shares of the post-Forward Stock Split Common Stock or Preferred Stock to any stockholder who otherwise would have received a fractional share as a result of the forward stock split. All share references have been restated for this forward split to the earliest period presented.

See Note 7 for an additional subsequent event